FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Dated February 17, 2005

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 17, 2005

Commission File Number 001-15244

CREDIT SUISSE GROUP
(Translation of registrant's name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Media Relations CREDIT SUISSE GROUP P.O. Box 1 CH-8070 Zurich www.credit-suisse.com Telephone +41 1 333 88 44 Telefax +41 1 333 88 77 media.relations@credit-suisse.com

Credit Suisse Group reports net income of CHF 5.6 billion for the full year 2004 and fourth quarter 2004 net income of CHF 1.0 billion
All banking businesses report year-on-year profit improvements

Very good results in Private Banking and Corporate & Retail Banking

Improved revenues and margins at Credit Suisse First Boston

Solid full-year performance at Winterthur

Board of Directors to seek authorization from the AGM for two-year share repurchase program for a value of up to CHF 6 billion

Fourth quarter results include: additional provisions for the sale of Winterthur International in 2001, CHF 242 million; loss on disposal of a minority holding, CHF 148 million; severance costs at CSFB, CHF 112 million (all after tax).

Financial Highlights

in CHF million	12 mths	Change in % vs	4Q2004	Change in %	Change in %
	2004	12 mths 2003		vs 3Q2004	vs 4Q2003

Net revenues	54,014	5	12,241	4	(5)

Total operating expenses	24,623	(6)	6,128	3	(3)

Net income	5,628	—	959	(29)	22

Return on equity	15.9%	—	10.6%	—	—

Basic earnings per share (CHF)	4.80	—	0.82	—	—

BIS tier 1 ratio	12.3%	—	—	—	—

Zurich, February 17, 2005 – Credit Suisse Group today reported net income of CHF 5,628 million for the full year 2004, compared to net income of CHF 770 million for 2003. Its fourth quarter 2004 net income was CHF 959 million, compared to net income of CHF 1,351 million in the previous quarter and CHF 784 million in the fourth quarter of 2003. Net income for 2004 was impacted by a charge of CHF 242 million after tax in the fourth quarter (CHF 310 million before tax) for the increase in the provision relating to contingencies arising from the sale of Winterthur International in 2001, the loss on the disposal of a minority holding in Warburg Pincus of CHF 148 million after tax (which includes a foreign exchange loss of CHF 125 million already recognized earlier as a reduction to equity) and severance costs of CHF 112 million after tax associated with changes in the business structure of Institutional Securities and Wealth & Asset Management.

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Good performances from Private Banking and Corporate & Retail Banking in the fourth quarter contributed to a very good full-year result. Credit Suisse First Boston continued to improve its financial performance in the fourth quarter and recorded an increased pre-tax margin for the full year 2004 versus 2003, as Institutional Securities and Wealth & Asset Management reported moderate revenue growth and maintained cost discipline with a compensation to revenue ratio (excluding minority interests related to revenues) of 53.1% for 2004.

Winterthur achieved a solid performance in 2004, driven by improved underwriting results − reflecting cost containment efforts and efficiency gains − and stable investment income, partially offset by the aforementioned provisioning.

The Board of Directors will propose a dividend of CHF 1.50 per share and will also seek authorization for a two-year share repurchase program for a value of up to CHF 6 billion from the Annual General Meeting on April 29, 2005.

Oswald J. Grübel, CEO of Credit Suisse Group, stated, "We delivered a good 2004 result as our businesses responded well to the changing market environment but the fourth quarter was impacted by provisions relating to the sale of Winterthur International, a loss on the disposal of a minority holding and severance costs at CSFB. However, I am very pleased that all our banking units reported increased profitability compared to 2003, while significant year-on-year improvements show that Winterthur is making continued progress towards sustained profitability. Moreover, the strengthening of our capital base as a result of our good 2004 performance will enable us to fund our growth strategy and return capital to our shareholders."

He continued, "These positive results confirm that we are establishing real momentum and consistency but we still have some way to go to realize the full potential of the Group. To do this, we will be relentless in the execution of our strategy and we will strengthen cooperation between our businesses to capture opportunities for revenue growth and cost synergies."

He concluded, "We are confident that the integration of our banking businesses announced in December will transform the Group into a stronger and more formidable competitor in the global marketplace."

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Equity Capital

Credit Suisse Group further increased its momentum in capital generation in 2004 and reported a consolidated BIS tier 1 ratio of 12.3% as of December 31, 2004.

Credit Suisse Business Unit

Credit Suisse Results

in CHF million		12 mths	Change in % vs	4Q2004	Change in %	Change in %
		2004	12 mths 2003		vs 3Q2004	vs 4Q2003

Private Banking	Net revenues	7,170	10	1,717	4	(6)
segment	Total op. expenses	4,143	3	993	0	(8)
	Net income	2,473	28	616	21	(2)

Corporate &	Net revenues	3,348	2	803	(1)	(3)
Retail Banking	Total op. expenses	2,051	(5)	477	(9)	(14)
segment	Net income	901	54	257	29	414

Credit Suisse	Net revenues	10,518	7	2,520	3	(5)
business unit	Total op. expenses	6,194	1	1,470	(3)	(10)
	Net income	3,374	34	873	23	29

Private Banking reported net income of CHF 616 million for the fourth quarter of 2004, up 21% versus the third quarter, due primarily to higher transaction-driven income which reflected a slight recovery in client activity. Compared to the fourth quarter of 2003, which benefited from disposal gains of CHF 81 million after tax, net income declined 2%. For the full year 2004, Private Banking posted net income of CHF 2,473 million. This 28% increase versus 2003 was mainly attributable to strong asset-driven revenue generation and efficiency improvements. The gross margin rose to 128.2 basis points in the fourth quarter of 2004 from 121.7 basis points in the prior quarter and stood at 133.7 basis points for the full year 2004, virtually unchanged from the high level in 2003. The cost/income ratio amounted to 57.8% for both the fourth quarter and full year 2004, representing an improvement of 3.8 percentage points versus the full year 2003, primarily as a result of higher revenues.

Corporate & Retail Banking recorded net income of CHF 257 million for the fourth quarter of 2004, representing an increase of 29% over the third quarter and a substantial increase from the corresponding period of 2003. Full-year 2004 net income totaled CHF 901 million, up 54% from 2003, driven by an increase in commission and fee income, efficiency improvements and a low level of credit provisions. In the fourth quarter of 2004, provisions for credit losses decreased by CHF 26 million from the third quarter and resulted in a net release of CHF 6 million of provisions, reflecting the favorable credit environment. For the full year 2004, provisions for credit losses amounted to CHF 122 million, down 69% from 2003. The segment’s return on average allocated capital was 20.8% for the fourth quarter and 18.0% for the full year 2004, up 6.3 percentage points from 2003.

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Credit Suisse First Boston Business Unit

CSFB Results

in CHF million		12 mths	Change in % vs	4Q2004	Change in %	Change in %
		2004	12 mths 2003		vs 3Q2004	vs 4Q2003

Institutional	Net revenues	13,120	8	2,906	(6)	7
Securities	Total op. expenses	11,375	9	2,639	(5)	7
segment	Net income	1,313	47	269	(8)	180

Wealth & Asset	Net revenues	4,202	41	1,028	27	8
Management	Total op. expenses	2,539	(8)	675	12	(27)
segment	Net income	530	127	63	110	142

CSFB	Net revenues	17,322	14	3,934	1	7
business unit	Total op. expenses	13,914	5	3,314	(2)	(2)
	Net income	1,843	64	332	3	172

Institutional Securities reported net income of CHF 269 million for the fourth quarter of 2004, down 8% from the third quarter, which was positively impacted by lower income tax expense. Compared to the fourth quarter of 2003, net income rose by CHF 173 million, positively impacted by lower credit provisions and lower income tax expense and negatively impacted by severance costs of CHF 68 million before tax. For the full year 2004, net income rose 47% versus 2003 to CHF 1,313 million due to higher fixed income and equity trading results, higher debt underwriting revenues, gains on legacy investments, lower credit provisions and lower income tax expense. The pre-tax margin (excluding minority interests) in the fourth quarter improved compared to both prior periods and was flat for 2004 compared to 2003.

Wealth & Asset Management reported net income of CHF 63 million for the fourth quarter of 2004, up 110% versus the prior quarter and up 142% from the fourth quarter of 2003, which included a CHF 270 million charge for the impairment of acquired intangible assets. The segment’s improved performance versus both prior periods benefited from increased revenues in the Alternative Capital Division, partially offset by severance costs of CHF 88 million before tax associated with changes in the business structure. Full-year 2004 net income increased to CHF 530 million compared to 2003, primarily reflecting private equity investment-related gains.

Winterthur Business Unit

Winterthur Results

in CHF million		12 mths	Change in % vs	4Q2004	Change in %	Change in %
		2004	12 mths 2003		vs 3Q2004	vs 4Q2003

Life & Pensions	Net revenues	15,166	(5)	3,196	18	(11)
segment	Total op. expenses	1,776	(51)	410	(5)	(38)
	Net income	522	—	152	(7)	—

Non-Life	Net revenues	11,860	6	2,924	2	0
segment	Total op. expenses	3,223	(6)	1,008	43	43
	Net income	206	—	(177)	—	—

Winterthur
business unit	Net income	728	—	(25)	—	(79)

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Life & Pensions posted net income of CHF 522 million in 2004 compared to a net loss of CHF 2,035 million in 2003, which reflected a goodwill impairment and a cumulative effect of a change in accounting for provisions for policyholder guarantees and annuities. The strong 2004 result was due to cost containment, efficiency improvements and stable investment income. Fourth quarter net income was down CHF 12 million from the third quarter, which benefited from an increase in the valuation of deferred tax assets in relation to tax loss carry-forwards created in prior years of CHF 72 million. Year-on-year, the total business volume, which includes deposits from policyholders and gross premiums written, rose 1%. Insurance underwriting and acquisition expenses fell 27% and administration expenses declined by 5%, with the expense ratio improving 1.7 percentage points down to 9.1%. Net investment income rose 5% and the return on investments backing traditional life policies was 4.8%, up from 4.6% in 2003.

Non-Life reported net income of CHF 206 million for 2004 compared to a net loss of CHF 374 million in 2003. This increase was driven by continued cost containment, an improved underwriting result and higher investment income in 2004, partially offset by a charge of CHF 242 million after tax (CHF 310 million before tax) related to the increase in the provision relating to contingencies arising from the sale of Winterthur International in 2001. The segment's fourth quarter 2004 net loss of CHF 177 million reflects the above-mentioned charge and compares to net income of CHF 198 million in the third quarter of 2004, which benefited from an increase in the valuation of deferred tax assets in relation to tax loss carry-forwards created in prior years of CHF 59 million. Year-on-year, net premiums earned rose 3% and the combined ratio improved by 1.7 percentage points down to 99.7%. Compared to the previous year, the claims ratio decreased by 0.3 percentage points and the expense ratio decreased by 1.4 percentage points. Net investment income was CHF 1,093 million in 2004, an increase of CHF 169 million from 2003. The total investment return for 2004 was 4.5%, up from 4.1% in the prior year.

Net New Assets

Net New Assets and Assets under Management (AuM) for the Full Year 2004

in CHF billion	Net New Assets	Total AuM	Change in AuM
			% vs 2003

Private Banking	26.4	539.1	5.4
Corporate & Retail Banking	1.4	53.9	0.6

Institutional Securities	1.6	15.2	17.8
Wealth & Asset Management1)	2.3	472.9	1.9

Life & Pensions	1.2	115.5	1.5
Non-Life	n/ a	24.1	(5.1)

Credit Suisse Group	32.9	1,220.7	3.4

1)Excluding assets managed on behalf of other entities within Credit Suisse Group
n/ a: not applicable

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Private Banking generated net new assets of CHF 26.4 billion for the full year 2004 with continued healthy inflows from all regions, representing an increase of 47.5% versus 2003. Fourth quarter net new assets amounted to CHF 3.9 billion. Wealth & Asset Management reported CHF 2.3 billion of net new assets for the full year 2004, as inflows of CHF 1.6 billion in Private Client Services and CHF 3.3 billion in the Alternative Capital Division were partially offset by CHF 2.6 billion of outflows at Credit Suisse Asset Management. Overall, Credit Suisse Group recorded CHF 32.9 billion of net new assets for 2004. The Group’s total assets under management stood at CHF 1,220.7 billion as of December 31, 2004, up 3.4 % from December 31, 2003.

Senior Management

Richard E. Thornburgh, a Member of the Group Executive Board and former CFO of Credit Suisse Group, has agreed to take the role of leading the integration of Credit Suisse Group in addition to his current responsibilities. Michael Philipp, Chairman and Chief Executive Officer of CSFB Europe, Middle East and Africa, has been appointed a Member of the Group Executive Board by the Board of Directors of Credit Suisse Group.

Dividend Proposal and Share Repurchase Program

The Board of Directors of Credit Suisse Group has decided to propose a dividend of CHF 1.50 per share for the financial year 2004 to the Annual General Meeting on April 29, 2005. This compares to a par value reduction of CHF 0.50 per share in lieu of a dividend for the financial year 2003. If approved by the shareholders at the Annual General Meeting, the dividend will be paid on May 6, 2005. In addition, the Board of Directors will request shareholder approval for the launch of a two-year share repurchase program for a value of up to CHF 6 billion.

Outlook

In 2004, Credit Suisse Group proved itself capable of delivering improved performance in the face of mixed market trends. This market environment is expected to continue in 2005 and the strategic plan announced in December will enable Credit Suisse Group to remain competitive. Our intention to become a fully integrated bank will allow the Group to continue to compete effectively by seizing growth opportunities and capturing revenue and cost synergies. The first step in the integration is the merger of the two legal bank entities in Switzerland, which is scheduled for the second quarter. Integration will enable us to better serve clients across multiple business lines and will also facilitate the more efficient allocation of the Group’s capital.

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Enquiries

Credit Suisse Group, Media Relations	Telephone +41 1 333 8844

Credit Suisse Group, Investor Relations	Telephone +41 1 333 3169

For additional information on Credit Suisse Group’s results for the fourth quarter and full year 2004, please refer to the Group’s Quarterly Report Q4 2004, as well as the Group’s slide presentation for analysts and the press, posted on the Internet at: www.credit-suisse.com/results

Credit Suisse Group
Credit Suisse Group is a leading global financial services company headquartered in Zurich. It provides private clients and small and medium-sized companies with private banking and financial advisory services, and pension and insurance solutions from Winterthur. In the area of investment banking, it serves global institutional, corporate, government and individual clients in its role as a financial intermediary. Credit Suisse Group's registered shares (CSGN) are listed in Switzerland and in the form of American Depositary Shares (CSR) in New York. The Group employs around 60,000 staff worldwide. As of December 31, 2004, it reported assets under management of CHF 1,220.7 billion.

Cautionary Statement Regarding Forward-Looking Information
This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements. Words such as “believes,” “anticipates,” “expects,” "intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing. We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

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Today’s Presentation of the Results

Analysts’ Presentation, Zurich (English)

•	February 17, 2005, 9.30 a.m. CET / 8.30 a.m. GMT / 3.30 a.m. EST Credit Suisse Forum St. Peter, Zurich

•	Internet:
–	Live broadcast at www.credit-suisse.com/results
–	Video playback available approximately 3 hours after the event

•	Telephone:
–	Live audio dial-in on +41 91 610 5600 (Europe), +44 207 107 0611 (UK), or
+1 866 291 4166 (USA), ask for “Credit Suisse Group quarterly results”;
please dial in 10 minutes before the start of the presentation
–	Telephone replay available approximately 1 hour after the event on +41 91 612 4330 (Europe), +44 207 108 6233 (UK) or +1 412 317 0088 (USA), conference ID 408#

Speakers

•	Oswald J. Grübel, Chief Executive Officer of Credit Suisse Group
•	Renato Fassbind, Chief Financial Officer of Credit Suisse Group

Media Conference, Zurich (English/German)

•	February 17, 2005, 11.30 a.m. CET / 10.30 a.m. GMT / 5.30 a.m. EST Credit Suisse Forum St. Peter, Zurich

•	Simultaneous interpreting: German – English, English – German

•	Internet:
–	Live broadcast at www.credit-suisse.com/results
–	Video playback available approximately 3 hours after the event

•	Telephone:
–	Live audio dial-in on +41 91 610 5600 (Europe), +44 207 107 0611 (UK), or
+1 866 291 4166 (USA), ask for “Credit Suisse Group quarterly results”;
please dial in 10 minutes before the start of the presentation
–	Telephone replay available approximately 1 hour after the event on +41 91 612 4330 (Europe), +44 207 108 6233 (UK) or +1 412 317 0088 (USA), conference ID 513# (English)or 475# (German)

Speakers
•	Oswald J. Grübel, Chief Executive Officer of Credit Suisse Group
•	Renato Fassbind, Chief Financial Officer of Credit Suisse Group

Letter to Shareholders Q4 2004

Dear Shareholders,

Credit Suisse Group recorded net income of CHF 959 million in the fourth quarter of 2004. For the full year, the Group achieved a good result with net income of CHF 5,628 million. Fourth quarter results include an increase in the provision related to contingencies arising from the sale of Winterthur International of CHF 242 million, a loss on the disposal of a minority holding of CHF 148 million and severance payments at Credit Suisse First Boston totaling CHF 112 million (all after tax). This compares to net income of CHF 784 million in the fourth quarter of 2003 and of CHF 770 million for the full year 2003.

The full-year results were driven by a first half characterized by improved market sentiment and a second half which saw market trends become less clear, leading to lower volumes and historically low volatility. However, our businesses responded well to the changing market environment, capturing opportunities and producing solid revenues, despite the impact of the weakening of the US dollar. In addition, the Group continued to benefit from a favorable credit environment throughout 2004.

Our Private Banking business performed well in the fourth quarter, contributing to a strong full-year result that was due primarily to asset-driven revenue generation and efficiency improvements. Corporate & Retail Banking reported a good result in the fourth quarter, which helped it to produce a very good full-year performance. Its 2004 result was driven by an increase in commission and fee income, efficiency improvements and a low level of credit provisions.

Institutional Securities had a mixed fourth quarter with lower revenues in investment banking but an improved performance in fixed income and equities trading compared to the fourth quarter of 2003. The full-year result demonstrated an improvement over 2003, driven by higher trading results, gains on legacy investments, lower provisions for credit losses and lower income tax expense. In Wealth & Asset Management, we saw an improved performance in the fourth quarter with increased revenues in the Alternative Capital Division. The full-year result was driven primarily by private equity investment-related gains.

Our insurance business, Winterthur, recorded a solid result for the full year. Both the Life & Pensions and the Non-Life segment showed improved underwriting results – due to cost containment and efficiency improvements – and stable investment income with lower levels of realized losses. These results, while negatively impacted by provisions related to prior disposals, demonstrate continued progress towards sustainable profitability.

In December, we presented our strategic plan which sets out the full integration of our banking units to create three distinct lines of business: Private Client Services, Corporate and Investment Banking and Asset Management. This transformation will be implemented over the next two years and is designed to better address client needs in a rapidly changing market environment, thereby realizing growth opportunities and improving returns to our shareholders. We also outlined specific growth strategies for each business, as well as presenting our plans to continue managing Winterthur in order to generate profitable growth. I believe that our full-year results demonstrate the ability of Credit Suisse Group to deliver a strong performance in a mixed environment. However, they also show that we still have certain performance gaps, which will be addressed by our strategic plan. This will enable us to drive our growth and, at the same time, return to a competitive dividend payout. In 2004, we increased our momentum in capital generation. The Board of Directors will propose a dividend of CHF 1.50 per share to the Annual General Meeting and, subject to shareholder approval, will launch a share repurchase program for a value of up to CHF 6 billion.

Net new assets
The Group reported net new assets of CHF 32.9 billion for the year 2004, compared to CHF 5.0 billion in 2003. Net new assets in the fourth quarter amounted to CHF 3.5 billion. Private Banking reported net new assets of CHF 26.4 billion for the full year 2004 and CHF 3.9 billion in the fourth quarter. Wealth & Asset Management recorded an outflow of CHF 0.2 billion during the quarter as outflows of CHF 3.2 billion in Credit Suisse Asset Management were offset by inflows in Private Client Services and the Alternative Capital Division.

Private Banking
Private Banking reported net income of CHF 616 million for the fourth quarter of 2004, up 21% versus the third quarter, due primarily to higher transaction-driven income which reflected a slight recovery in client activity. For the full year 2004, Private Banking posted net income of CHF 2,473 million. This 28% increase versus 2003 was mainly attributable to strong asset-driven revenue generation and efficiency improvements. The gross margin rose to 128.2 basis points in the fourth quarter from 121.7 basis points in the prior quarter and stood at 133.7 basis points for the full year 2004, virtually unchanged from the high level in 2003. The cost/income ratio amounted to 57.8% for both the fourth quarter and full year 2004, representing an improvement of 3.8 percentage points versus the full year 2003, primarily as a result of higher revenues.

Corporate & Retail Banking
Corporate & Retail Banking recorded net income of CHF 257 million for the fourth quarter of 2004, representing an increase of 29% over the third quarter. Full-year 2004 net income totaled CHF 901 million, up 54% from 2003, driven by an increase in commission and fee income, efficiency improvements and a low level of credit provisions. In the fourth quarter of 2004, provisions for credit losses decreased by CHF 26 million from the third quarter and resulted in a net release of CHF 6 million of provisions, reflecting the favorable credit environment. For the full year 2004, provisions for credit losses amounted to CHF 122 million, down 69% from 2003. The segment’s return on average allocated capital was 20.8% for the fourth quarter and 18.0% for 2004.

Institutional Securities
Institutional Securities reported net income of CHF 269 million for the fourth quarter of 2004, down 8% from the third quarter, which was positively impacted by lower income tax expense. For the full year 2004, net income rose 47% versus 2003 to CHF 1,313 million due to higher fixed income and equity trading results, higher debt underwriting revenues, gains on legacy investments, lower credit provisions and lower income tax expense. The pre-tax margin (excluding minority interests) in the fourth quarter improved compared to the prior quarter and was essentially flat for 2004 compared to 2003.

Wealth & Asset Management
Wealth & Asset Management reported net income of CHF 63 million for the fourth quarter of 2004, up 110% versus the prior quarter. The segment’s improved performance versus the prior quarter benefited from increased revenues in the Alternative Capital Division, partially offset by severance costs of CHF 88 million associated with changes in the business structure. Full-year 2004 net income increased to CHF 530 million compared to 2003, primarily reflecting private equity investment-related gains.

Life & Pensions
Life & Pensions posted net income of CHF 522 million in 2004 compared to a net loss of CHF 2,035 million in 2003, which reflected a goodwill impairment and a cumulative effect of a change in accounting for provisions for policyholder guarantees and annuities. The strong 2004 result was due to cost containment, efficiency improvements and stable investment income. Fourth quarter net income was down CHF 12 million from the third quarter, which benefited from an increase in the valuation of deferred tax assets in relation to tax loss carry-forwards created in prior years of CHF 72 million. Year-on-year, the total business volume, which includes deposits from policyholders and gross premiums written, rose 1%. Insurance underwriting and acquisition expenses fell 27% and administration expenses declined by 5%, with the expense ratio improving 1.7 percentage points down to 9.1%. Net investment income rose 5% and the return on investments backing traditional life policies was 4.8%, up from 4.6% in 2003.

Non-Life
Non-Life reported net income of CHF 206 million for 2004 compared to a net loss of CHF 374 million in 2003. This increase was driven by continued cost containment, an improved underwriting result and higher investment income in 2004, partially offset by a charge of CHF 242 million after tax (CHF 310 million before tax) related to the increase in the provision relating to contingencies arising from the sale of Winterthur International in 2001. The segment’s fourth quarter 2004 net loss of CHF 177 million reflects the above-mentioned charge and compares to net income of CHF 198 million in the third quarter of 2004, which benefited from an increase in the valuation of deferred tax assets in relation to tax loss carry-forwards created in prior years of CHF 59 million. Year-on-year, net premiums earned rose 3% and the combined ratio improved by 1.7 percentage points down to 99.7%. Compared to the previous year, the claims ratio decreased by 0.3 percentage points and the expense ratio decreased by 1.4 percentage points. Net investment income was CHF 1,093 million in 2004, an increase of CHF 169 million from 2003. The total investment return for 2004 was 4.5%, up from 4.1% in the prior year.

Outlook
In 2004, Credit Suisse Group proved itself capable of delivering improved performance in the face of mixed market trends. This market environment is expected to continue in 2005 and the strategic plan announced in December will enable Credit Suisse Group to remain competitive. Our intention to become a fully integrated bank will allow the Group to continue to compete effectively by seizing growth opportunities and capturing revenue and cost synergies. The first step in the integration is the merger of the two legal bank entities in Switzerland, which is scheduled for the second quarter. Integration will enable us to better serve clients across multiple business lines and will also facilitate the more efficient allocation of the Group’s capital.

Oswald J. Grübel
February 2005

Segment reporting

Net revenues
				12 months

in CHF m	4Q2004	3Q2004	4Q2003	2004	2003

Private Banking	1,717	1,644	1,818	7,170	6,499
Corporate & Retail Banking	803	808	826	3,348	3,293
Institutional Securities 1)	2,906	3,083	2,705	13,120	12,190
Wealth & Asset Management 2)	1,028	809	956	4,202	2,990
Life & Pensions	3,196	2,717	3,600	15,166	15,948
Non-Life	2,924	2,853	2,925	11,860	11,172
Corporate Center	(333)	(177)	18	(852)	(739)

Credit Suisse Group	12,241	11,737	12,848	54,014	51,353

1) Including CHF -13 million, CHF 48 million and CHF 128 million in 4Q2004, 3Q2004 and 12 months 2004, respectively, from minority interest revenues relating to the FIN 46R consolidation.
2) Including CHF 256 million, CHF 174 million and CHF 960 million in 4Q2004, 3Q2004 and 12 months 2004, respectively, from minority interest revenues relating to the FIN 46R consolidation.

Net income
				12 months

in CHF m	4Q2004	3Q2004	4Q2003	2004	2003

Private Banking	616	511	629	2,473	1,936
Corporate & Retail Banking	257	199	50	901	586
Institutional Securities	269	292	96	1,313	892
Wealth & Asset Management	63	30	26	530	233
Life & Pensions	152	164	(176)	522	(2,035)
Non-Life	(177)	198	55	206	(374)
Corporate Center	(221)	(43)	104	(317)	(468)

Credit Suisse Group	959	1,351	784	5,628	770

Consolidated statements of income (unaudited)
				Change	Change			Change
				in % from	in % from	12 months		in % from

in CHF m	4Q2004	3Q2004	4Q2003	3Q2004	4Q2003	2004	2003	2003

Interest and dividend income	7,716	7,621	7,209	1	7	30,973	28,359	9
Interest expense	(4,960)	(4,849)	(4,172)	2	19	(19,007)	(16,637)	14

Net interest income	2,756	2,772	3,037	(1)	(9)	11,966	11,722	2

Commissions and fees	3,289	3,307	3,268	(1)	1	13,577	12,917	5
Trading revenues	1,400	931	794	50	76	4,559	3,528	29
Realized gains/(losses) from investment securities, net	302	128	353	136	(14)	1,156	1,534	(25)
Insurance net premiums earned	4,597	4,187	5,125	10	(10)	20,874	21,708	(4)
Other revenues	(103)	412	271	–	–	1,882	(56)	–

Total noninterest revenues	9,485	8,965	9,811	6	(3)	42,048	39,631	6

Net revenues	12,241	11,737	12,848	4	(5)	54,014	51,353	5

Policyholder benefits, claims and dividends	4,703	4,110	6,429	14	(27)	21,011	22,801	(8)
Provision for credit losses	(127)	38	195	–	–	78	600	(87)

Total benefits, claims and credit losses	4,576	4,148	6,624	10	(31)	21,089	23,401	(10)

Insurance underwriting, acquisition and administration expenses	983	1,043	1,217	(6)	(19)	4,190	4,504	(7)
Banking compensation and benefits	2,634	2,802	2,526	(6)	4	11,951	11,042	8
Other expenses	2,503	2,075	2,544	21	(2)	8,397	8,950	(6)
Goodwill impairment	0	0	0	–	–	0	1,510	(100)
Restructuring charges	8	13	43	(38)	(81)	85	135	(37)

Total operating expenses	6,128	5,933	6,330	3	(3)	24,623	26,141	(6)

Income/(loss) from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	1,537	1,656	(106)	(7)	–	8,302	1,811	358

Income tax expense/(benefit)	318	112	(944)	184	–	1441	(3)	–
Dividends on preferred securities for consolidated entities	0	0	34	–	(100)	0	133	(100)
Minority interests, net of tax	255	205	(29)	24	–	1,127	(31)	–

Income from continuing operations before extraordinary items and cumulative effect of accounting changes	964	1,339	833	(28)	16	5,734	1,712	235

Income/(loss) from discontinued operations, net of tax	(5)	12	(38)	–	(87)	(100)	(383)	(74)
Extraordinary items, net of tax	0	0	2	–	(100)	0	7	(100)
Cumulative effect of accounting changes, net of tax	0	0	(13)	–	(100)	(6)	(566)	(99)

Net income	959	1,351	784	(29)	22	5,628	770	–

Return on equity	10.6%	15.3%	9.2%	–	–	15.9%	2.2%	–

Earnings per share in CHF
Basic earnings per share	0.82	1.16	0.64	–	–	4.80	0.64	–
Diluted earnings per share	0.80	1.15	0.63	–	–	4.75	0.63	–

Key figures
				Change	Change
				in % from	in % from
in CHF m, except where indicated	31.12.04	30.09.04	31.12.03	30.09.04	31.12.03

Total assets	1,089,485	1,119,881	1,004,308	(3)	8
Shareholders' equity	36,273	36,100	33,991	0	7

Assets under management in CHF bn	1,220.7	1,232.2	1,181.1	(1)	3

Market price per registered share in CHF	47.80	39.85	45.25	20	6

Market capitalization	53,097	44,209	51,149	20	4

Book value per share in CHF	32.65	32.54	30.07	0	9

BIS tier 1 ratio	12.3%	11.8%	11.7%	–	–
BIS total capital ratio	16.6%	16.2%	17.4%	–	–

Additional information
Additional information on the Credit Suisse Group’s fourth quarter 2004 results can be obtained in the Quarterly Report 4/04 and the analysts’ presentation, which are available on our website at: www.credit-suisse.com/results. The Quarterly Report (English only) can be ordered at Credit Suisse, ULLM 23, Uetlibergstrasse 231, 8070 Zurich, fax: +41 1 332 7294.

Cautionary Statement Regarding Forward-Looking Information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements. Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing. We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

Credit Suisse Group
Paradeplatz 8
P.O. Box 1
8070 Zurich
Switzerland
Tel. +41 1 212 1616
Fax +41 1 333 2587
www.credit-suisse.com

English

5520204

QUARTERLY REPORT Q4 AND FINANCIAL REVIEW 2004

Credit Suisse Group is a leading global financial services company headquartered in Zurich. It provides private clients and small and medium-sized companies with private banking and financial advisory services, and pension and insurance solutions from Winterthur. In the area of investment banking, it serves global institutional, corporate, government and individual clients in its role as a financial intermediary. Credit Suisse Group’s registered shares (CSGN) are listed in Switzerland and in the form of American Depositary Shares (CSR) in New York. The Group employs around 60,000 staff worldwide.

QUARTERLY REPORT
AND FINANCIAL REVIEW
Cautionary statement regarding forward-looking information
EDITORIAL
Outlook
CREDIT SUISSE GROUP FINANCIAL HIGHLIGHTS Q4/2004
CREDIT SUISSE GROUP
Revenues and expenses
Net new assets
Provision for credit losses
Loss contingencies
Equity capital
Dividend proposal and share repurchase program
Credit Suisse Group structure
RISK MANAGEMENT
Economic Risk Capital trends
Trading risks
Loan exposure
CSFB backtesting
CSFB trading revenue distribution, fourth quarter of 2004
CREDIT SUISSE
Private Banking
Corporate & Retail Banking
CREDIT SUISSE FIRST BOSTON
Institutional Securities
Wealth & Asset Management
WINTERTHUR
Life & Pensions
Non-Life
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS | CREDIT SUISSE GROUP
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS | UNAUDITED
Notes to the condensed consolidated financial statements
Basis of presentation
Share-based compensation
New accounting pronouncements
Guarantees and commitments
Guarantees
Other commitments
Variable interest entities
Collateralized debt obligations
Commercial paper conduits
Financial intermediation
INFORMATION FOR INVESTORS

Cautionary statement regarding forward-looking information
This Quarterly Report contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements.

Words such as "believes," "anticipates," "expects," "intends" and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

EDITORIAL

Oswald J. Grübel
Chief Executive Officer
Credit Suisse Group

Dear shareholders, clients and colleagues

Credit Suisse Group recorded net income of CHF 959 million in the fourth quarter of 2004. For the full year, the Group achieved a good result with net income of CHF 5,628 million. Fourth quarter results include an increase in the provision related to contingencies arising from the sale of Winterthur International of CHF 242 million, a loss on the disposal of a minority holding of CHF 148 million and severance payments at Credit Suisse First Boston totaling CHF 112 million (all after tax).

The full-year results were driven by a first half characterized by improved market sentiment and a second half which saw market trends become less clear, leading to lower volumes and historically low volatility. However, our businesses responded well to the changing market environment, capturing opportunities and producing solid revenues, despite the impact of the weakening of the US dollar. In addition, the Group continued to benefit from a favorable credit environment throughout 2004. Our Private Banking business performed well in the fourth quarter, contributing to a strong full-year result that was due primarily to asset-driven revenue generation and efficiency improvements. While we continued to focus on reducing costs and enhancing efficiency, we also invested in growth opportunities. In addition, we saw healthy net new asset inflows from all regions in 2004.

Corporate & Retail Banking reported a good result in the fourth quarter, which helped it to produce a very good full-year performance. Its 2004 result was driven by an increase in commission and fee income, efficiency improvements and a low level of credit provisions.

Institutional Securities had a mixed fourth quarter with lower revenues in investment banking but an improved performance in fixed income and equities trading compared to the fourth quarter of 2003. The full-year result demonstrated an improvement over 2003, driven by higher trading results, gains on legacy investments, lower provisions for credit losses and lower income tax expense.

In Wealth & Asset Management, we saw an improved performance in the fourth quarter with increased revenues in the Alternative Capital Division. The full-year result was driven primarily by private equity investment-related gains.

Our insurance business, Winterthur, recorded a solid result for the full year. Both the Life & Pensions and the Non-Life segment showed improved underwriting results – due to cost containment and efficiency improvements – and stable investment income with lower levels of realized losses. These results, while negatively impacted by provisions related to prior disposals, demonstrate continued progress towards sustainable profitability.

In December, we presented our strategic plan which sets out the full integration of our banking units to create three distinct lines of business: Private Client Services, Corporate and Investment Banking and Asset Management. This transformation will be implemented over the next two years and is designed to better address client needs in a rapidly changing market environment, thereby realizing growth opportunities and improving returns to our shareholders. We also outlined specific growth strategies for each business, as well as presenting our plans to continue managing Winterthur in order to generate profitable growth. I believe that our full-year results demonstrate the ability of Credit Suisse Group to deliver a strong performance in a mixed environment. However, they also show that we still have certain performance gaps, which will be addressed by our strategic plan. This will enable us to drive our growth and, at the same time, return to a competitive dividend payout.

In 2004, we increased our momentum in capital generation. The Board of Directors will propose a dividend of CHF 1.50 per share to the Annual General Meeting and, subject to shareholder approval, will launch a share repurchase program for a value of up to CHF 6 billion.

Outlook
In 2004, Credit Suisse Group proved itself capable of delivering improved performance in the face of mixed market trends. This market environment is expected to continue in 2005 and the strategic plan announced in December will enable Credit Suisse Group to remain competitive. Our intention to become a fully integrated bank will allow the Group to continue to compete effectively by seizing growth opportunities and capturing revenue and cost synergies. The first step in the integration is the merger of the two legal bank entities in Switzerland, which is scheduled for the second quarter. Integration will enable us to better serve clients across multiple business lines and will also facilitate the more efficient allocation of the Group’s capital.

Oswald J. Grübel
February 2005

CREDIT SUISSE GROUP FINANCIAL HIGHLIGHTS Q4/2004

Credit Suisse Group financial highlights
				Change	Change			Change
				in % from	in % from	12 months		in % from

in CHF m, except where indicated	4Q2004	3Q2004	4Q2003	3Q2004	4Q2003	2004	2003	2003

Consolidated income statement
Net revenues	12,241	11,737	12,848	4	(5)	54,014	51,353	5
Income from continuing operations before extraordinary items and cumulative effect of accounting changes	964	1,339	833	(28)	16	5,734	1,712	235
Net income	959	1,351	784	(29)	22	5,628	770	–

Return on equity	10.6%	15.3%	9.2%	–	–	15.9%	2.2%	–

Earnings per share
Basic earnings per share in CHF	0.82	1.16	0.64	–	–	4.80	0.64	–
Diluted earnings per share in CHF	0.80	1.15	0.63	–	–	4.75	0.63	–

Net new assets in CHF bn	3.5	4.7	4.7	–	–	32.9	5.0	–

				Change	Change
				in % from	in % from
in CHF m, except where indicated	31.12.04	30.09.04	31.12.03	30.09.04	31.12.03

Assets under management in CHF bn	1,220.7	1,232.2	1,181.1	(1)	3

Consolidated balance sheet
Total assets	1,089,485	1,119,881	1,004,308	(3)	8
Shareholders' equity	36,273	36,100	33,991	0	7

Consolidated BIS capital data 1)
Risk-weighted assets	199,249	203,591	190,761	–	–
Tier 1 ratio	12.3%	11.8%	11.7%	–	–
Total capital ratio	16.6%	16.2%	17.4%	–	–

Number of employees
Switzerland – banking segments	19,558	19,442	19,301	1	1
Switzerland – insurance segments	6,147	6,246	6,426	(2)	(4)
Outside Switzerland – banking segments	21,606	21,579	20,310	0	6
Outside Switzerland – insurance segments	13,221	13,417	14,440	(1)	(8)

Number of employees (full-time equivalents)	60,532	60,684	60,477	0	0

Stock market data
Market price per registered share in CHF	47.80	39.85	45.25	20	6
Market price per American Depositary Share in USD	42.19	31.94	36.33	32	16
Market capitalization	53,097	44,209	51,149	20	4
Market capitalization in USD m	46,865	35,434	41,066	32	14
Book value per share in CHF	32.65	32.54	30.07	0	9

Shares outstanding	1,110,819,481	1,109,392,268	1,130,362,948	0	(2)

1) All calculations through December 31, 2003, are on the basis of Swiss GAAP. For further details see page 7.

Further information for investors is presented on page 48.

CREDIT SUISSE GROUP

Credit Suisse Group recorded net income of CHF 959 million in the fourth quarter of 2004 and net income of CHF 5,628 million for the full year 2004. Net income for 2004 was impacted by: a charge of CHF 242 million, after tax, for the increase in the provision related to the contingencies arising from the sale of Winterthur International in 2001; a loss on disposal of a minority holding of CHF 148 million, after tax; and severance costs of CHF 112 million, after tax, associated with changes in the business structure in the Institutional Securities and Wealth & Asset Management segments. This compares to net income of CHF 784 million in the fourth quarter of 2003 and of CHF 770 million for the full year 2003. All businesses were affected by a mixed market environment, a weakening US dollar, higher commodity prices and geopolitical issues. Although the markets regained some momentum towards the end of the fourth quarter, volatility remained low relative to historical norms. However, our businesses responded well to the changing environment and the Group reported higher net income for the year 2004, with particularly strong results reported in Private Banking, Corporate & Retail Banking and Life & Pensions, and improvements in Institutional Securities and Wealth & Asset Management.

Private Banking reported net income of CHF 616 million in the fourth quarter of 2004, which was essentially unchanged compared to the fourth quarter of 2003 and CHF 105 million, or 21%, higher than the third quarter of 2004. This was driven mainly by higher transaction-driven income, reflecting a slight recovery in client activity. For the full year 2004, net income of CHF 2,473 million was reported, up 28% from 2003, reflecting strong asset-driven revenues and efficiency improvements.

Corporate & Retail Banking’s results for the fourth quarter and the full year 2004 were characterized by enhanced profitability, attributable to efficiency improvements and a low level of credit provisions. Net income for the fourth quarter was CHF 257 million, an increase of CHF 207 million compared to the fourth quarter of 2003. For the full year 2004, net income of CHF 901 million was recorded, an increase of CHF 315 million, or 54%, compared to 2003.

Institutional Securities’ fourth quarter net income of CHF 269 million represents an increase of CHF 173 million compared to the fourth quarter of 2003, which was positively impacted by lower credit provisions and lower income tax expense. Net income of CHF 1,313 million was reported for the year 2004, an increase of 47%, or CHF 421 million, compared to 2003, reflecting higher trading results, lower credit provisions, gains on legacy assets and lower income tax expense.

Wealth & Asset Management reported net income of CHF 63 million for the fourth quarter of 2004, an increase of CHF 37 million, or 142%, compared to the fourth quarter of 2003, and up CHF 33 million, or 110%, compared to the third quarter of 2004. These increases were primarily due to higher revenues in the Alternative Capital Division, partially offset by costs associated with the changes in the structure of this business. Full-year 2004 net income of CHF 530 million was recorded, representing an increase of CHF 297 million, or 127%, compared to 2003, primarily due to significant private equity investment-related gains.

Life & Pensions reported net income of CHF 152 million in the fourth quarter of 2004, compared to a net loss of CHF 176 million in the fourth quarter of 2003. Net income for the full year 2004 amounted to CHF 522 million compared to a net loss of CHF 2,035 million in 2003. Results in 2004 reflected cost containment, efficiency improvements and stable investment income.

Non-Life recorded a net loss in the fourth quarter of 2004 of CHF 177 million compared to net income of CHF 55 million in the fourth quarter of 2003. For the full year 2004, net income of CHF 206 million was reported, an increase of CHF 580 million compared to 2003. The results in 2004 were characterized by premium growth based on tariff increases, improved technical results, higher investment income and cost containment. The fourth quarter result was negatively impacted by an increase in the provision relating to the contingencies arising from the sale of Winterthur International in 2001, of CHF 310 million before tax (CHF 242 million after tax). The increase in the provision is based upon an extensive analysis of information received from the purchaser, XL Insurance (Bermuda) Limited, in November 2004. The Group believes that the provision is adequate to cover the contingencies related to this transaction.

The Group’s basic earnings per share in the fourth quarter of 2004 were CHF 0.82, compared to CHF 0.64 in the fourth quarter of 2003 and CHF 1.16 in the third quarter of 2004. Return on equity was 10.6% in the fourth quarter of 2004, versus 9.2% in the fourth quarter of 2003 and 15.3% in the third quarter of 2004.

Revenues and expenses
Fourth quarter 2004 net revenues amounted to CHF 12,241 million, which was CHF 607 million, or 5%, lower than the fourth quarter of 2003 and CHF 504 million, or 4%, higher than the third quarter of 2004. Net revenues for 2004 totaled CHF 54,014 million, representing an increase of 5%, or CHF 2,661 million, compared to 2003.

Net revenues in Private Banking totaled CHF 1,717 million in the fourth quarter of 2004, representing a decrease of 6%, or CHF 101 million, versus the fourth quarter of 2003, which included a gain on disposal of a minority holding of CHF 106 million before tax. For the full year 2004, Private Banking posted net revenues of CHF 7,170 million, up CHF 671 million, or 10%, compared to 2003, driven mainly by higher commission income, reflecting improvements in both transaction-driven and asset-driven commissions and fees.

Corporate & Retail Banking recorded net revenues of CHF 803 million, representing a modest decline of CHF 23 million, or 3%, compared to the fourth quarter of 2003. Net revenues for the year 2004 of CHF 3,348 million were 2% higher compared to 2003, with strong commission income offset by lower interest income.

Institutional Securities contributed net revenues of CHF 2,906 million in the fourth quarter of 2004, up CHF 201 million, or 7%, compared to the fourth quarter of 2003. For the full year 2004, net revenues of CHF 13,120 million were recorded, up CHF 930 million, or 8%, compared to 2003. This increase was primarily due to higher fixed income and equity trading results, and higher debt underwriting revenues, which were partially offset by declines in equity underwriting results and advisory and other fees. Additionally, the full-year result benefited from gains on disposals of legacy investments.

Wealth & Asset Management reported net revenues of CHF 1,028 million for the fourth quarter of 2004, an increase of CHF 72 million, or 8%, compared to the fourth quarter of 2003 and an increase of CHF 219 million, or 27%, compared to the third quarter of 2004. The increase in fourth quarter results was due mainly to improved results in the private funds business, which were partially offset by lower investment-related gains. Net revenues of CHF 4,202 million were reported for the year 2004, compared to CHF 2,990 million for the year 2003, an increase of 41% or CHF 1,212 million. Excluding minority interest-related revenues of CHF 960 million relating to the consolidation of certain private equity funds under FIN 46R for the first time in 2004, net revenues amounted to CHF 3,242 million, an increase of 8%. The increase was due mainly to higher asset management fees and investment-related gains.

Life & Pensions reported net revenues of CHF 3,196 million for the fourth quarter of 2004, a decline of 11%, or CHF 404 million, compared to the fourth quarter of 2003. Net revenues for the full year 2004 were CHF 15,166 million, a decline of CHF 782 million, or 5%, compared to 2003, due to a decrease in gross premiums written. The Swiss group life business was the primary driver behind this decrease.

Non-Life net revenues in the fourth quarter of 2004 were flat compared to the same quarter in 2003, although for the full year 2004 an increase in net revenues of CHF 688 million, or 6%, to CHF 11,860 million was recorded. This increase reflects tariff increases across most markets, the consolidation of the non-mandatory part of Swiss health insurance, and higher investment and fee income.

Included in the Corporate Center’s net revenues is a loss on sale of a minority holding in Warburg Pincus of CHF 157 million, before tax (CHF 148 million after tax). This comprises a CHF 32 million realized loss compared to carrying value, and CHF 125 million foreign exchange loss, which had previously been recorded in the currency translation adjustment balance of accumulated other comprehensive income in shareholders’ equity, and is as such neutral to equity.

The Group’s total operating expenses in the fourth quarter of 2004 decreased by CHF 202 million, or 3%, compared to the fourth quarter of 2003. Decreases in operating expenses in the Wealth & Asset Management segment resulted largely due to an intangible asset write-off in 2003. Life & Pensions recorded lower operating expenses in the fourth quarter due to lower charges related to deferred acquisition costs and present value of future profits (PVFP) compared to the fourth quarter of 2003. These decreases were partially offset by increases in compensation costs in the Institutional Securities and Wealth & Asset Management segments, which included combined severance costs of CHF 156 million (CHF 112 million after tax), resulting from a change in the business structure within these segments. In the fourth quarter of 2004, compensation expense in Private Banking and Corporate & Retail Banking reflects the reversal of bonus accruals through September 30, 2004, in the amount of CHF 57 million, before tax, related to the introduction of deferred compensation with five-year vesting, for part of the workforce. The Group reported operating expenses of CHF 24,623 million for the year, a decrease of CHF 1,518 million, or 6%, compared to 2003. While both insurance segments recorded declines in insurance underwriting and administration expenses, the above-mentioned charge related to the sale of Winterthur International increased other expenses by CHF 310 million.

Net new assets
The Group reported net new assets of CHF 32.9 billion for the year 2004, compared to CHF 5.0 billion in 2003, with healthy inflows recorded in all regions. Net new assets in the fourth quarter amounted to CHF 3.5 billion.

Private Banking reported net new assets of CHF 26.4 billion for the full year 2004, representing an increase of 47.5% compared to 2003. Net new assets of CHF 3.9 billion were reported in the fourth quarter.

Wealth & Asset Management recorded an outflow of CHF 0.2 billion during the quarter as outflows of CHF 3.2 billion in Credit Suisse Asset Management were offset by inflows in Private Client Services and the Alternative Capital Division.

As of December 31, 2004, the Group’s total assets under management amounted to CHF 1,220.7 billion, an increase of 3.4% compared to December 31, 2003.

Provision for credit losses
Provision for credit losses continued to be positively impacted by the generally favorable credit environment. The Group recorded a net release of provisions for credit losses amounting to CHF 127 million during the fourth quarter of 2004. This was due primarily to a significant recovery related to the sale of an impaired loan in the Institutional Securities segment. The Group reported provision for credit losses of CHF 78 million for the full year 2004, representing a decrease of CHF 522 million, or 87%, compared to 2003.

Loss contingencies
In accordance with the terms of the Sale and Purchase Agreement (SPA) between XL Insurance (Bermuda) Limited (XL or the purchaser) and Winterthur Swiss Insurance (Winterthur) for Winterthur International, Winterthur is required to participate with the purchaser in a review for any adverse development of loss and unearned premium reserves during a three-year post-completion seasoning period, which expired on June 30, 2004. This seasoning process will result in a balancing payment being due to the purchaser.

The provision recorded by Winterthur at December 31, 2004 for this sale-related contingency, net of pre-payments to and risks retained by XL amounted to CHF 623 million (USD 550 million). The provision, which reflects the adverse development of CHF 737 million (USD 651 million) included in Winterthur’s submitted Seasoned Net Reserves Amount (SNRA), is based on an extensive analysis of data recently provided by XL. Winterthur utilized leading third-party claims, actuarial and legal specialists to assist in estimating the reserves required for this liability. On the basis of facts known, Credit Suisse Group believes that the currently recorded provision is adequate to cover the contingencies related to this transaction.

The amount payable to XL for the SNRA is ultimately subject to an assessment by the Independent Actuary designated in the SPA, who will determine which of the estimates submitted by the two parties is closest to the amount which the Independent Actuary believes to be the correct amount, and that estimate will be conclusively deemed to be the relevant SNRA. This process is ongoing and, consequently, the ultimate resolution of this matter could result in a further significant increase in the required provision for the Winterthur International sale-related contingencies. Winterthur and XL submitted in February 2005 their respective determinations of the SNRA to the Independent Actuary. The current difference between the two positions under review by the Independent Actuary is CHF 1,029 million (USD 909 million).

In addition to the SPA, Winterthur has several other agreements, including retrocession agreements with XL, which could result in payments to XL. Furthermore, XL submitted in the fourth quarter of 2004 the first details of its claims relating to alleged breach of warranties in connection with the 2001 sale. With the assistance of outside counsel, Winterthur has evaluated these claims and on the basis of facts known, believes that the currently recorded provisions are adequate to cover the contingencies related to this litigation and any other agreements with XL.

Equity capital
Credit Suisse Group’s consolidated BIS tier 1 ratio was 12.3% as of December 31, 2004, up from 11.8% as of September 30, 2004. This increase was attributable to continued earnings generation combined with a decrease in risk-weighted assets for US dollar-based balance sheet and market risk exposures. The Group’s shareholders’ equity as of December 31, 2004 increased to CHF 36.3 billion from CHF 36.1 billion as of September 30, 2004.

Dividend proposal and share repurchase program
Credit Suisse Group’s Board of Directors will propose a dividend of CHF 1.50 per share to the Annual General Meeting on April 29, 2005. This compares with a par value reduction of CHF 0.50 per share in 2003, in lieu of a dividend. If approved by the Annual General Meeting on April 29, 2005, the dividend will be paid out on May 6, 2005. Subject to approval of the Annual General Meeting 2005, the Board of Directors has decided to launch a share repurchase program for a value of up to CHF 6 billion. The program will commence after the Annual General Meeting 2005 and will last for a maximum of two years. The registered shares bought back via a second trading line on virt-x will be cancelled.

Credit Suisse Group structure

Credit Suisse Group comprises three business units with six reporting segments: Credit Suisse, including the Private Banking and Corporate & Retail Banking segments; Credit Suisse First Boston, including the Institutional Securities and Wealth & Asset Management segments; and Winterthur, including the Life & Pensions and Non-Life segments.

Overview of segment results
		Corporate &		Wealth &				Credit
	Private	Retail	Institutional	Asset	Life &		Corporate	Suisse
4Q2004, in CHF m	Banking	Banking	Securities	Management	Pensions	Non-Life	Center	Group

Net revenues	1,717	803	2,906	1,028	3,196	2,924	(333)	12,241

Policyholder benefits, claims and dividends	–	–	–	–	2,565	2,138	–	4,703
Provision for credit losses	(2)	(6)	(118)	0	(2)	–	1	(127)

Total benefits, claims and credit losses	(2)	(6)	(118)	0	2,563	2,138	1	4,576

Insurance underwriting, acquisition and administration expenses	–	–	–	–	350	635	(2)	983
Banking compensation and benefits	446	206	1,600	352	–	–	30	2,634
Other expenses	546	271	1,039	323	57	368	(101)	2,503
Restructuring charges	1	0	0	0	3	5	(1)	8

Total operating expenses	993	477	2,639	675	410	1,008	(74)	6,128

Income/(loss) from continuing operations before taxes and minority interests	726	332	385	353	223	(222)	(260)	1,537

Income tax expense/(benefit)	105	74	130	38	65	(44)	(50)	318
Minority interests, net of tax	5	1	(14)	252	4	(2)	9	255

Income/(loss) from continuing operations	616	257	269	63	154	(176)	(219)	964

Income/(loss) from discontinued operations, net of tax	0	0	0	0	(2)	(1)	(2)	(5)

Net income/(loss)	616	257	269	63	152	(177)	(221)	959

Assets under management/client assets
				Change	Change
				in % from	in % from
in CHF bn	31.12.04	30.09.04	31.12.03	30.09.04	31.12.03

Private Banking
Assets under management	539.1	544.3	511.3	(1.0)	5.4
Client assets	569.4	572.7	541.0	(0.6)	5.2

Corporate & Retail Banking
Assets under management	53.9	52.8	53.6	2.1	0.6
Client assets	102.1	98.2	95.2	4.0	7.2

Institutional Securities
Assets under management	15.2	16.5	12.9	(7.9)	17.8
Client assets	95.1	95.7	84.6	(0.6)	12.4

Wealth & Asset Management
Assets under management 1)	472.9	477.4	464.1	(0.9)	1.9
Client assets	488.9	494.2	482.1	(1.1)	1.4

Life & Pensions
Assets under management	115.5	116.4	113.8	(0.8)	1.5
Client assets	115.5	116.4	113.8	(0.8)	1.5

Non-Life
Assets under management	24.1	24.8	25.4	(2.8)	(5.1)
Client assets	24.1	24.8	25.4	(2.8)	(5.1)

Credit Suisse Group
Discretionary assets under management	595.8	608.2	585.9	(2.0)	1.7
Advisory assets under management	624.9	624.0	595.2	0.1	5.0

Total assets under management	1,220.7	1,232.2	1,181.1	(0.9)	3.4

Total client assets	1,395.1	1,402.0	1,342.1	(0.5)	3.9

Net new assets
				12 months

in CHF bn	4Q2004	3Q2004	4Q2003	2004	2003

Private Banking	3.9	3.8	4.3	26.4	17.9
Corporate & Retail Banking	0.6	0.2	0.3	1.4	0.7
Institutional Securities	0.2	0.2	0.7	1.6	1.5
Wealth & Asset Management 1)	0.2	0.1	1.4	2.3	(14.8)
Life & Pensions	(1.4)	0.4	(2.0)	1.2	(0.3)

Credit Suisse Group	3.5	4.7	4.7	32.9	5.0

1) Excluding assets managed on behalf of other entities within Credit Suisse Group. This differs from the presentation of the Wealth & Asset Management segment results on page 24, in which such assets are included.

BIS capital data
	Credit Suisse		Credit Suisse First Boston		Credit Suisse Group

in CHF m, except where indicated	31.12.04	31.12.03	31.12.04	31.12.03	31.12.04	31.12.03

Risk-weighted positions	89,630	85,158	84,739	80,622	187,775	176,911
Market risk equivalents	1,952	4,675	7,816	8,185	11,474	13,850

Risk-weighted assets	91,582	89,833	92,555	88,807	199,249	190,761

Tier 1 capital	8,132	7,362	11,159	12,062	24,596	22,287
of which non-cumulative perpetual preferred securities	0	0	1,005	1,025	2,118	2,167

Tier 1 ratio	8.9%	8.2%	12.1%	13.6%	12.3%	11.7%

Total capital	11,027	10,630	19,579	20,968	33,121	33,207
Total capital ratio	12.0%	11.8%	21.2%	23.6%	16.6%	17.4%

As of January 1, 2004, Credit Suisse Group bases its capital adequacy calculations on US GAAP, which is in accordance with the Swiss Federal Banking Commission (SFBC) newsletter 32 (dated December 18, 2003). The SFBC has advised Credit Suisse Group that it may continue to include as Tier 1 capital CHF 2.1 billion of equity from special purpose entities, which are deconsolidated under FIN 46R, and that Credit Suisse First Boston may include CHF 5.7 billion of such equity as Tier 1 capital. All calculations through December 31, 2003 are on the basis of Swiss GAAP.

RISK MANAGEMENT

Credit Suisse Group’s overall position risk, measured on the basis of Economic Risk Capital (ERC), decreased 5% in the fourth quarter of 2004 compared to the previous quarter. The reduction was due to the lower US dollar-Swiss franc exchange rate. The more narrowly defined average Value-at-Risk (VaR) in US dollar terms for the trading book of Credit Suisse First Boston decreased by 14% during the fourth quarter of 2004 due to a reduction in interest rate exposure and a reduction in the market volatility observed over the last two years. The loan portfolios across the Group continued to benefit from a favorable credit environment, resulting in a net release of credit provisions of CHF 127 million for the fourth quarter.

Economic Risk Capital trends
Credit Suisse Group assesses risk and economic capital adequacy using its Economic Risk Capital (ERC) model. ERC is designed to measure all quantifiable risks associated with the Group’s activities on a consistent and comprehensive basis. Credit Suisse Group assigns ERC for position risk, operational risk and business risk. Position risk measures the potential annual economic loss associated with market, credit and insurance exposures that is exceeded with a given, small probability (1% for risk management purposes; 0.03% for capital management purposes). It is not a measure of the potential impact on reported earnings, since non-trading activities generally are not marked to market through earnings.

Over the course of the fourth quarter of 2004, Credit Suisse Group’s 1-year, 99% position risk ERC decreased by 5%, due to the lower US dollar-Swiss franc exchange rate. In US dollar terms, the Group’s position risk ERC increased by 5%.

At the end of the fourth quarter of 2004, 48% of the Group’s position risk ERC was with Credit Suisse First Boston, 33% with Winterthur, 15% with Credit Suisse and 4% with the Corporate Center.

Trading risks
Credit Suisse Group assumes trading risks through the trading activities of the Institutional Securities segment of Credit Suisse First Boston and – to a lesser extent – the trading activities of Credit Suisse. Trading risks are measured using Value-at-Risk (VaR) as one of a range of risk measurement tools. VaR is the potential loss in fair value of trading positions due to adverse market movements over a defined time horizon and for a specified confidence level. In order to show the aggregate market risk in the Group’s trading books, the table below shows the trading-related market risk for Credit Suisse First Boston, Credit Suisse and Credit Suisse Group on a consolidated basis, as measured by a 10-day VaR scaled to a 1-day holding period and based on a 99% confidence level. This means that there is a one in 100 chance of incurring a daily mark-to-market trading loss that is at least as large as the reported VaR.

Credit Suisse First Boston’s average 1-day, 99% VaR in the fourth quarter of 2004 was CHF 53 million, compared to CHF 66 million during the third quarter of 2004. In US dollar terms, Credit Suisse First Boston’s average 1-day, 99% VaR was USD 45 million during the fourth quarter, compared to USD 52 million during the third quarter of 2004. The decrease in average VaR was due to a reduction in interest rate exposure and a reduction in market volatility observed over the last two years (third quarter 2002 data replaced by more benign third quarter 2004 data in the rolling two year underlying data set used to compute VaR).

Credit Suisse’s average 1-day, 99% VaR in the fourth quarter of 2004 was CHF 10 million, compared to CHF 13 million during the third quarter of 2004. The 18% decrease in average VaR was mainly due to a decrease in risk of structured investment products (SIP) during the quarter and also due to higher risk offsets between equity and interest rate exposures.

The segments with trading portfolios use backtesting to assess the accuracy of the VaR model. Daily backtesting profit and loss is compared to VaR with a one-day holding period. Backtesting profit and loss is a subset of actual trading revenue and includes only the profit and loss effects due to movements in financial market variables such as interest rates, equity prices and foreign exchange rates on the previous night’s positions. It is appropriate to compare this measure with VaR for backtesting purposes, since VaR assesses only the potential change in position value due to overnight movements in financial market variables. On average, an accurate 1-day, 99% VaR model should have no more than four backtesting exceptions per year. A backtesting exception occurs when the daily loss exceeds the daily VaR estimate.

Credit Suisse First Boston had no backtesting exceptions during the fourth quarter of 2004 (one backtesting exception in the last twelve months). The histogram entitled “CSFB trading revenue distribution” compares the distribution of daily backtesting profit and loss during the fourth quarter of 2004 with the distribution of actual trading revenues, which includes fees, commissions, provisions and the profit and loss effects associated with any trading subsequent to the previous night’s positions.

Loan exposure
Credit Suisse Group’s total gross loan exposure decreased 2% as of December 31, 2004, compared to September 30, 2004, largely as a result of the impact of the reduction in the US dollar on the translation of the loans at Credit Suisse First Boston. In Swiss franc terms, loans at Credit Suisse First Boston declined 11%, while loan exposure at Credit Suisse and Winterthur was down slightly.

Compared to September 30, 2004, non-performing loans and total impaired loans at Credit Suisse Group declined 10% as of December 31, 2004. Reductions in total impaired loans were reported in all business units during the quarter, while non-performing loans decreased at Credit Suisse First Boston and Winterthur, and were flat at Credit Suisse. The decline in non-performing and total impaired loans during the fourth quarter continued the positive trend experienced throughout the year as non-performing loans declined 36% and total impaired loans declined 35% during the year 2004.

During the fourth quarter of 2004, non-performing loans at Credit Suisse First Boston were reduced 53%, while total impaired loans were 33% lower. Non-performing loans were unchanged at Credit Suisse while total impaired loans declined 5%.

The Group recorded a net release of provisions for credit losses amounting to CHF 127 million during the fourth quarter compared to CHF 38 million net expense recorded in the third quarter of 2004. For the full year 2004, the net expense for credit losses was a low CHF 78 million, reflecting the favorable credit environment. Presented in the accompanying tables are the additions, releases and recoveries included in determining the allowance for loan losses.

Coverage of non-performing loans by valuation allowances at Credit Suisse Group was essentially unchanged at the end of the fourth quarter of 2004 compared to the end of the third quarter 2004, as coverage improved for Credit Suisse First Boston, but declined slightly at Credit Suisse and Winterthur. Coverage of total impaired loans by valuation allowances improved slightly at Credit Suisse Group, Credit Suisse First Boston and Credit Suisse, while declining at Winterthur.

Key Position Risk Trends
		Change in % from		Change Analysis: Brief Summary

in CHF m	31.12.04	30.09.04	31.12.03	31.12.04 vs 30.09.04

Interest Rate, Credit Spread ERC & Foreign Exchange ERC	4,224	(12)	4	Decrease in interest rate risk at Credit Suisse First Boston plus lower foreign exchange risks at Winterthur
Equity Investment ERC	3,001	16	23	Increase in equity positions at Winterthur
Swiss & Retail Lending ERC	1,649	(4)	(10)	Decrease at Credit Suisse due to further reductions in recovery positions and lower exposures in the corporate banking portfolio
International Lending ERC & Counterparty ERC	2,188	(10)	(9)	Lower positions in CHF terms at Credit Suisse First Boston due to the impact of the lower USD (unchanged in USD terms)
Emerging Markets ERC	1,862	(7)	(5)	Lower positions in CHF terms at Credit Suisse First Boston due to the impact of the lower USD (5% increase in USD terms)
Real Estate ERC & Structured Asset ERC 1)	3,607	5	14	Increase in commercial real estate risk at Credit Suisse First Boston due to an increase in loan origination
Insurance Underwriting ERC	656	(2)	(6)	Due to changes in foreign exchange rates

Simple sum across risk categories	17,187	(3)	4

Diversification benefit	(5,305)	2	6

Total Position Risk ERC	11,882	(5)	3

1-year, 99% position risk ERC, excluding foreign exchange translation risk. For an assessment of the total risk profile, operational risk ERC and business risk ERC have to be considered. For a more detailed description of the Group’s ERC model, please refer to Credit Suisse Group's Annual Report 2003, which is available on the website: www.credit-suisse.com/annualreport2003. Prior period balances have been restated for methodology changes in order to maintain consistency over time.
1) This category comprises the real estate investments of Winterthur, Credit Suisse First Boston’s commercial real estate exposures, Credit Suisse First Boston’s residential real estate exposures, Credit Suisse First Boston’s asset-backed securities exposure as well as the real estate acquired at auction and real estate for own use in Switzerland.

Market risk in the Credit Suisse Group trading portfolios (1-day, 99% VaR) 1)
	4Q2004						3Q2004

in CHF m	Minimum		Maximum		Average	31.12.04	Minimum		Maximum		Average	30.09.04

Credit Suisse
Interest rate & credit spread	3.3		9.2		4.7	4.5	2.9		7.4		4.5	6.5
Foreign exchange rate	1.9		4.7		2.8	3.8	2.0		4.6		2.9	4.6
Equity	5.2		9.6		6.9	9.5	7.7		11.5		9.4	11.2
Commodity	0.4		1.4		0.7	1.4	0.4		1.4		0.8	0.7
Diversification benefit	–	2)	–	2)	(4.9)	(6.4)	–	2)	–	2)	(5.1)	(5.2)

Total	6.8		13.9		10.2	12.8	9.8		17.8		12.5	17.8

Credit Suisse First Boston
Interest rate & credit spread	37.6		54.8		46.1	44.6	47.4		94.4		64.7	49.1
Foreign exchange rate	8.6		26.3		15.9	18.2	12.1		22.3		16.1	13.3
Equity	21.6		45.3		31.3	35.4	28.9		42.1		34.7	32.4
Commodity	0.2		0.5		0.3	0.4	0.2		0.3		0.2	0.3
Diversification benefit	–	2)	–	2)	(40.6)	(39.5)	–	2)	–	2)	(49.9)	(41.3)

Total	40.9		71.0		53.0	59.1	53.6		98.3		65.8	53.8

Credit Suisse Group 3)
Interest rate & credit spread	38.6		46.8		44.1	46.8	50.3		66.2		59.7	50.3
Foreign exchange rate	10.9		19.4		16.2	19.4	12.7		16.6		14.3	12.7
Equity	23.6		39.2		30.7	39.2	30.6		37.6		33.3	31.6
Commodity	0.6		1.0		0.7	1.0	0.5		0.7		0.6	0.7
Diversification benefit	–	2)	–	2)	(38.7)	(43.5)	–	2)	–	2)	(45.2)	(38.2)

Total	41.8		62.9		53.0	62.9	57.1		70.1		62.7	57.1

1) Represents 10-day VaR scaled to a 1-day holding period.
2) As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.
3) The VaR estimates for Credit Suisse Group are performed on a monthly basis and the VaR statistics for Credit Suisse Group therefore refer to monthly numbers. The consolidated VaR estimates for Credit Suisse Group are net of diversification benefits between Credit Suisse First Boston and Credit Suisse.

CSFB backtesting CSFB trading revenue distribution, fourth quarter of 2004

Loans outstanding
				Credit Suisse						Credit Suisse
	Credit Suisse			First Boston			Winterthur			Group

in CHF m	31.12.04	30.09.04	31.12.03	31.12.04	30.09.04	31.12.03	31.12.04	30.09.04	31.12.03	31.12.04	30.09.04	31.12.03

Consumer loans:
Mortgages	67,119	66,380	61,196	0	0	0	8,485	8,442	8,660	75,604	74,822	69,856
Loans collateralized by securities	15,018	14,843	14,376	0	0	0	4	4	3	15,022	14,847	14,379
Other	2,319	2,359	2,338	540	532	1,172	0	2	1	2,859	2,893	3,511

Consumer loans	84,456	83,582	77,910	540	532	1,172	8,489	8,448	8,664	93,485	92,562	87,746

Corporate loans:
Real estate	26,135	26,473	27,122	613	721	188	1,376	1,319	1,279	28,124	28,513	28,589
Commercial & industrial loans	33,126	33,259	32,260	13,501	14,244	13,859	958	1,494	1,837	47,585	48,997	47,956
Loans to financial institutions	6,279	7,699	6,347	5,351	6,926	4,473	2,096	2,121	2,027	13,726	16,746	12,847
Governments and public institutions	1,898	1,979	1,637	402	417	1,152	2,101	2,199	1,792	4,401	4,595	4,581

Corporate loans	67,438	69,410	67,366	19,867	22,308	19,672	6,531	7,133	6,935	93,836	98,851	93,973

Loans, gross	151,894	152,992	145,276	20,407	22,840	20,844	15,020	15,581	15,599	187,321	191,413	181,719

(Unearned income)/deferred expenses, net	142	147	131	(32)	(39)	(25)	5	4	0	116	112	106
Allowance for loan losses	(2,438)	(2,515)	(3,113)	(533)	(774)	(1,383)	(66)	(72)	(150)	(3,038)	(3,361)	(4,646)

Total loans, net	149,598	150,624	142,294	19,842	22,027	19,436	14,959	15,513	15,449	184,399	188,164	177,179

This disclosure presents the lending exposure of the Group from a risk management perspective. This presentation differs from other disclosures in this document.

Impaired loans
in CHF m	31.12.04	30.09.04	31.12.03	31.12.04	30.09.04	31.12.03	31.12.04	30.09.04	31.12.03	31.12.04	30.09.04	31.12.03

Non-performing loans	1,481	1,462	1,917	268	586	996	22	20	64	1,771	2,070	2,977
Non-interest earning loans	1,259	1,277	1,517	9	9	246	14	19	6	1,281	1,305	1,769

Total non-performing loans	2,740	2,739	3,434	277	595	1,242	36	39	70	3,052	3,375	4,746

Restructured loans	95	56	24	17	43	256	5	5	3	117	104	283
Potential problem loans	1,077	1,317	1,641	355	329	361	71	72	176	1,503	1,718	2,178

Total other impaired loans	1,172	1,373	1,665	372	372	617	76	77	179	1,620	1,822	2,461

Total impaired loans	3,912	4,112	5,099	649	967	1,859	112	116	249	4,672	5,197	7,207

Valuation allowances as % of
Total non-performing loans	89.0%	91.8%	90.7%	192.4%	130.1%	111.4%	183.3%	184.6%	214.3%	99.5%	99.6%	97.9%
Total impaired loans	62.3%	61.2%	61.1%	82.1%	80.0%	74.4%	58.9%	62.1%	60.2%	65.0%	64.7%	64.5%

Allowance for loan losses
in CHF m	4Q2004	3Q2004	4Q2003	4Q2004	3Q2004	4Q2003	4Q2004	3Q2004	4Q2003	4Q2004	3Q2004	4Q2003

Balance beginning of period	2,515	2,657	3,058	774	1,057	2,654	72	76	132	3,361	3,790	5,844

New provisions	69	83	425	62	107	340	7	3	21	138	194	776
Releases of provisions	(77)	(69)	(202)	(184)	(79)	(392)	(11)	(5)	0	(271)	(154)	(585)

Net additions charged to income statement	(8)	14	223	(122)	28	(52)	(4)	(2)	21	(133)	40	191

Gross write-offs	(75)	(174)	(168)	(53)	(329)	(1,158)	(3)	0	0	(133)	(502)	(1,328)
Recoveries	6	6	2	5	10	1	0	0	0	11	16	3

Net write-offs	(69)	(168)	(166)	(48)	(319)	(1,157)	(3)	0	0	(122)	(486)	(1,325)

Allowances acquired	0	0	2	(24)	0	25	0	0	(1)	(24)	0	26
Provisions for interest	12	6	5	21	17	52	0	0	0	33	24	57
Foreign currency translation impact and other adjustments, net	(12)	6	(9)	(68)	(9)	(139)	1	(2)	(2)	(77)	(7)	(147)

Balance end of period	2,438	2,515	3,113	533	774	1,383	66	72	150	3,038	3,361	4,646

Provision for credit losses disclosed in the Credit Suisse Group consolidated statements of income also includes provisions for lending-related exposure of CHF 6 million, CHF -2 million and CHF 4 million for 4Q2004, 3Q2004 and 4Q2003, respectively.

CREDIT SUISSE

The Credit Suisse business unit comprises the two segments Private Banking and Corporate & Retail Banking. Private Banking provides wealth management products and services for high-net-worth individuals in Switzerland and a large number of other markets worldwide and is recognized for its innovative approach and focus on the needs of its clients. Corporate & Retail Banking supplies banking products and services to corporate and retail clients in Switzerland. It is the second-largest competitor in the Swiss market and serves clients via an extensive branch network and other multi-channel distribution capabilities.

The Credit Suisse business unit performed strongly with net income of CHF 873 million for the fourth quarter of 2004, up 29% compared to the fourth quarter of 2003. For the full year, net income was CHF 3,374 million, up 34% compared to 2003. This result was driven by a strong increase in revenues at Private Banking, as well as solid revenues and low provisions for credit losses at Corporate & Retail Banking. In addition, both segments benefited from ongoing cost containment and process improvements designed to provide a clear focus on clients.

The fourth quarter saw a slight rebound in most markets, which led to a slight increase in client activity versus the weak third quarter. Nevertheless, the markets still lacked clear trends and displayed historically low volatility. Assets under management suffered from the sharp fall of the US dollar relative to the Swiss franc, which more than offset contributions from higher equity and bond markets.

In Private Banking, Credit Suisse aims to expand its global leadership position by building on the strong profit base provided by the Swiss onshore and European offshore businesses. A further focus will be on continuing the expansion of its strong presence in the onshore and offshore businesses in Asia, the Middle East, Central and Eastern Europe and Latin America. In particular, Asia is seen as a key market for the private banking franchise. In the European onshore business, efforts will be concentrated on delivering profitable growth, with the aim of reaching break-even by 2007. In Switzerland, Private Banking and Corporate & Retail Banking will strive to gain further market share by delivering superior value that clearly sets their products and services apart from those of the competition. Corporate & Retail Banking aims to acquire and retain clients through attractive anchor products such as private mortgages and structured investment products. Another focus will be on gaining market share with small and medium-sized corporate clients with attractive risk-return profiles.

Private Banking
Private Banking reported strong annual results in 2004 due primarily to asset-based revenues and efficiency improvements. Key features of the full year were strong net income and excellent gross margins, as well as net new asset inflows across all regions. While cost and efficiency improvements remained a priority throughout the year, Private Banking invested in growth opportunities as well as in key business initiatives including front office recruitment. Private Banking also continued the development of its structured advisory process and strengthened its leading position in product innovation. In the fourth quarter of 2004, Credit Suisse was granted a branch license by the Dubai International Financial Center, which will enable it to operate as a regional private banking hub from the second quarter of 2005. The Dubai branch will provide onshore and offshore banking services as well as Sharia-compliant product offerings.

In the fourth quarter of 2004, net income was CHF 616 million, a decline of 2% compared to the fourth quarter of 2003, which benefited from disposal gains of CHF 81 million, after tax (CHF 106 million before tax). Compared to the previous quarter, net income was up 21% in the fourth quarter. For the full year, Private Banking posted net income of CHF 2,473 million, up 28% from 2003.

Net revenues for the fourth quarter totaled CHF 1,717 million, down 6% from the fourth quarter of 2003, which benefited from the disposal gains mentioned above. Compared to the previous quarter, revenues were up 4%, due mainly to higher transaction-driven income, reflecting a slight recovery in client activity. Trading revenues in the fourth quarter included a loss of CHF 8 million from changes in the fair value of interest rate derivatives used for risk management purposes that do not qualify for hedge accounting. This is virtually unchanged versus the third quarter of 2004 but compares to gains of CHF 76 million in the fourth quarter of 2003. Net revenues for the full year 2004 amounted to CHF 7,170 million, a 10% increase versus 2003, driven mainly by higher commission income, reflecting improvements in both transaction-driven and asset-driven commissions and fees.

Total operating expenses amounted to CHF 993 million in the fourth quarter of 2004, corresponding to a decrease of 8% versus the fourth quarter of 2003, resulting from further efficiency improvements and generally lower performance-related compensation accruals. In addition, compensation and benefits in the fourth quarter of 2004 reflect a reversal of bonus accruals for the nine months ended September 30, 2004, of CHF 38 million, before tax, due to the introduction of deferred compensation with five-year vesting, for a part of the workforce. For the full year, total operating expenses amounted to CHF 4,143 million in 2004, up 3% versus 2003. This increase reflected higher commission expenses – related to increased commission income – and a rise in performance-related compensation in line with better results. It was also attributable to the targeted expansion of Private Banking’s distribution capabilities, particularly in its international operations.

For the fourth quarter of 2004, income tax expense was positively impacted by the release of tax contingency accruals following the favorable resolution of open matters. Excluding the release of tax accruals, the fourth quarter tax rate would have been in line with the expected rate.

The cost/income ratio stood at 57.8% in the fourth quarter of 2004, an improvement of 1.7 percentage points compared to the fourth quarter of 2003. Private Banking’s full-year cost/income ratio was 57.8%, an improvement of 3.8 percentage points from 2003.

Private Banking’s gross margin for the fourth quarter stood at 128.2 basis points. For 2004, the gross margin amounted to 133.7 basis points, virtually unchanged from the high level in 2003. The 2004 gross margin also reflects an increase in the asset-driven components of the margin.

Private Banking reported net new assets of CHF 26.4 billion for 2004, representing an annual growth rate of 5.2%, exceeding the mid-term target of 5%. In the fourth quarter of 2004, net new assets totaled CHF 3.9 billion. Assets under management stood at CHF 539.1 billion at the end of 2004, up CHF 27.8 billion, or 5.4%, from the end of 2003. Compared to the end of the third quarter of 2004, assets under management were down CHF 5.2 billion, or 1.0%, as net new asset inflows and the positive impact of higher equity and bond markets were more than offset by foreign exchange impacts – especially as a result of the weakening of the US dollar.

Corporate & Retail Banking
Corporate & Retail Banking recorded strong net income in 2004 and improved both its cost/income ratio and return on average allocated capital. Its enhanced profitability is attributable to efficiency improvements and a low level of credit provisions. It further strengthened its client focus – primarily by reallocating resources to client segments identified as having greater potential – and by improving service and product quality. Low interest rates created an attractive environment for the residential mortgage business in Switzerland, which saw a 9% rise in volumes in 2004 at Corporate & Retail Banking. This is significantly above market growth levels and thus reflects an increase in market share. In addition, retail clients were offered access to structured investment products. Both Private Banking and Corporate & Retail Banking enhanced their processes to ensure that clients are referred internally to the areas that can best respond to their needs and thus offer an optimal service. Online banking services were upgraded in terms of functionality, mainly for investment services, navigation and design.

Corporate & Retail Banking’s net income in the fourth quarter of 2004 totaled CHF 257 million, representing an increase of CHF 58 million, or 29%, compared to the previous quarter. For the full year, the segment recorded net income of CHF 901 million, up 54% from 2003.

Net revenues in the fourth quarter of 2004 amounted to CHF 803 million, down 3% from the fourth quarter of the previous year. This decrease mainly reflects a loss of CHF 40 million in the fourth quarter due to the changes in the fair value of interest rate derivatives used for risk management purposes that do not qualify for hedge accounting. These changes in fair value resulted in a gain of CHF 6 million in the third quarter of 2004 and a gain of CHF 53 million in the fourth quarter of 2003. Net revenues for 2004 amounted to CHF 3,348 million, up 2% from 2003, mainly driven by strong commission income, partially offset by the aforementioned impact from changes in the fair value of interest rate derivatives.

Provision for credit losses in the fourth quarter of 2004 resulted in a net release of CHF 6 million. This compares to a net provision of CHF 20 million in the previous quarter. For 2004, provision for credit losses amounted to CHF 122 million in 2004, down 69% from 2003. This reduction in provisions mainly reflects a favorable credit environment requiring a low level of new provisions. Total impaired loans declined by CHF 1.2 billion to CHF 3.7 billion as of December 31, 2004, compared to the end of 2003.

Fourth quarter operating expenses were down CHF 75 million, or 14%, compared to the corresponding period of 2003. This reduction mainly reflects continued efficiency improvements as well as generally lower incentive-related compensation accruals. In addition, compensation and benefits reflect a reversal of bonus accruals for the nine months ended September 30, 2004, of CHF 19 million, before tax, in the fourth quarter of 2004 due to the introduction of deferred compensation with five-year vesting, for a part of the workforce. Operating expenses for the full year 2004 were down 5% compared to 2003. Higher performance-related compensation accruals – in line with higher net income – were more than offset by cost containment and efficiency improvements.

The segment’s return on average allocated capital was 20.8% for the fourth quarter of 2004. For the full year it stood at 18.0%, up 6.3 percentage points from 2003.

The segment’s cost/income ratio for 2004 was 61.3%, an improvement of 4.1 percentage points compared to 2003. In the fourth quarter of 2004, the cost/income ratio stood at 59.4% – well below both the previous quarter and the fourth quarter of 2003.

Credit Suisse
				Change	Change			Change
				in % from	in % from	12 months		in % from

in CHF m, except where indicated	4Q2004	3Q2004	4Q2003	3Q2004	4Q2003	2004	2003	2003

Net revenues	2,520	2,452	2,644	3	(5)	10,518	9,792	7

Total operating expenses	1,470	1,521	1,634	(3)	(10)	6,194	6,157	1

Net income	873	710	679	23	29	3,374	2,522	34

Cost/income ratio	58.3%	62.0%	61.8%	–	–	58.9%	62.9%	–

Return on average allocated capital	42.3%	33.8%	33.5%	–	–	40.7%	31.7%	–
Average allocated capital	8,309	8,460	8,161	(2)	2	8,335	8,001	4

Private Banking income statement
				Change	Change			Change
				in % from	in % from	12 months		in % from

in CHF m	4Q2004	3Q2004	4Q2003	3Q2004	4Q2003	2004	2003	2003

Net interest income	436	437	404	0	8	1,932	1,525	27

Commissions and fees	1,149	1,113	1,024	3	12	4,732	4,274	11
Trading revenues including realized gains/(losses) from investment securities, net	113	71	250	59	(55)	374	507	(26)
Other revenues	19	23	140	(17)	(86)	132	193	(32)

Total noninterest revenues	1,281	1,207	1,414	6	(9)	5,238	4,974	5

Net revenues	1,717	1,644	1,818	4	(6)	7,170	6,499	10

Provision for credit losses	(2)	(2)	(7)	0	(71)	(6)	12	–

Compensation and benefits	446	503	530	(11)	(16)	2,095	2,051	2
Other expenses	546	492	541	11	1	2,050	1,942	6
Restructuring charges	1	(1)	11	–	(91)	(2)	12	–

Total operating expenses	993	994	1,082	0	(8)	4,143	4,005	3

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	726	652	743	11	(2)	3,033	2,482	22

Income tax expense	105	137	113	(23)	(7)	541	532	2
Minority interests, net of tax	5	4	4	25	25	19	15	27

Income from continuing operations before extraordinary items and cumulative effect of accounting changes	616	511	626	21	(2)	2,473	1,935	28

Income from discontinued operations, net of tax	0	0	2	–	(100)	0	1	(100)
Extraordinary items, net of tax	0	0	2	–	(100)	0	7	(100)
Cumulative effect of accounting changes, net of tax	0	0	(1)	–	(100)	0	(7)	(100)

Net income	616	511	629	21	(2)	2,473	1,936	28

Private Banking key information
				12 months

	4Q2004	3Q2004	4Q2003	2004	2003

Cost/income ratio	57.8%	60.5%	59.5%	57.8%	61.6%

Gross margin	128.2 bp	121.7 bp	141.7 bp	133.7 bp	133.3 bp
of which asset-driven	84.1 bp	80.8 bp	74.6 bp	81.9 bp	77.2 bp
of which transaction-driven	39.2 bp	36.5 bp	47.0 bp	45.0 bp	45.5 bp
of which other	4.9 bp	4.4 bp	20.1 bp	6.8 bp	10.6 bp
Net margin	46.4 bp	38.1 bp	49.3 bp	46.5 bp	40.0 bp

Net new assets in CHF bn	3.9	3.8	4.3	26.4	17.9

Average allocated capital in CHF m	3,353	3,362	3,157	3,331	2,973

				Change	Change
				in % from	in % from
	31.12.04	30.09.04	31.12.03	30.09.04	31.12.03

Assets under management in CHF bn	539.1	544.3	511.3	(1)	5

Total assets in CHF bn	188.7	196.4	174.9	(4)	8

Number of employees (full-time equivalents)	12,342	12,254	11,850	1	4

Corporate & Retail Banking income statement
				Change	Change			Change
				in % from	in % from	12 months		in % from

in CHF m	4Q2004	3Q2004	4Q2003	3Q2004	4Q2003	2004	2003	2003

Net interest income	497	513	579	(3)	(14)	2,069	2,311	(10)

Commissions and fees	210	197	194	7	8	823	714	15
Trading revenues including realized gains/(losses) from investment securities, net	41	67	41	(39)	0	328	181	81
Other revenues	55	31	12	77	358	128	87	47

Total noninterest revenues	306	295	247	4	24	1,279	982	30

Net revenues	803	808	826	(1)	(3)	3,348	3,293	2

Provision for credit losses	(6)	20	225	–	–	122	391	(69)

Compensation and benefits	206	266	259	(23)	(20)	1,047	1,114	(6)
Other expenses	271	261	293	4	(8)	1,004	1,038	(3)

Total operating expenses	477	527	552	(9)	(14)	2,051	2,152	(5)

Income from continuing operations before taxes, minority interests and cumulative effect of accounting changes	332	261	49	27	–	1,175	750	57

Income tax expense	74	62	0	19	–	272	158	72
Minority interests, net of tax	1	0	0	–	–	2	1	100

Income from continuing operations before cumulative effect of accounting changes	257	199	49	29	424	901	591	52

Cumulative effect of accounting changes, net of tax	0	0	1	–	(100)	0	(5)	(100)

Net income	257	199	50	29	414	901	586	54

Corporate & Retail Banking key information
				12 months

	4Q2004	3Q2004	4Q2003	2004	2003

Cost/income ratio	59.4%	65.2%	66.8%	61.3%	65.4%

Net new assets in CHF bn	0.6	0.2	0.3	1.4	0.7

Return on average allocated capital	20.8%	15.6%	4.0%	18.0%	11.7%
Average allocated capital in CHF m	4,956	5,098	5,004	5,004	5,028

				Change	Change
				in % from	in % from
	31.12.04	30.09.04	31.12.03	30.09.04	31.12.03

Assets under management in CHF bn	53.9	52.8	53.6	2	1

Total assets in CHF bn	99.5	102.3	98.5	(3)	1

Mortgages in CHF bn	63.0	62.5	59.8	1	5

Other loans in CHF bn	23.7	25.4	25.1	(7)	(6)

Number of branches	214	214	214	0	0

Number of employees (full-time equivalents)	8,314	8,304	8,479	0	(2)

CREDIT SUISSE FIRST BOSTON

Credit Suisse First Boston serves global institutional, corporate, government and high-net-worth clients as a financial intermediary through two segments. The Institutional Securities segment provides securities underwriting, financial advisory, lending and capital raising services, and sales and trading for users and suppliers of capital globally. The Wealth & Asset Management segment provides international asset management services to institutional, mutual fund and private investors through its asset management business, which operates under Credit Suisse Asset Management; advises and invests in alternative investment vehicles, including private equity funds, through the Alternative Capital Division; and provides financial advisory services to high-net-worth individuals and corporate investors through Private Client Services.

The fourth quarter business environment was initially characterized by concerns about rising short-term interest rates, a weakening US dollar, higher commodity prices and geopolitical uncertainty, which led to lower volumes. While markets gained some momentum after the US Presidential election, a degree of uncertainty remained throughout the quarter and volatility remained low relative to historical norms. Despite this changing environment, equity and fixed income trading performed well, equity underwriting increased as market conditions improved during the quarter, and Wealth & Asset Management also benefited from improved market levels and activity.

Credit Suisse First Boston continued its trend towards an improved financial performance, recording net income of CHF 332 million for the fourth quarter, up 172% compared to the fourth quarter 2003. For the full year, net income was CHF 1,843 million, up 64% from 2003. This full-year result was driven by revenue growth, particularly in debt underwriting and equity and fixed income trading. The results were positively impacted by a significant recovery in the fourth quarter related to the sale of an impaired loan as well as other credit releases due to the continued favorable credit environment. In addition, a favorable effective tax rate, as described below, contributed to the improvement. Credit Suisse First Boston continued to invest in its franchise by maintaining industry-competitive compensation levels and by making certain organizational changes, which resulted in increased severance costs. Despite these increased compensation costs, Credit Suisse First Boston was able to maintain a disciplined approach to its compensation to revenue ratio (excluding minority interests), which stood at 53.1% for the full year 2004. As Credit Suisse First Boston’s businesses are managed on a US dollar basis, the weakening of the dollar against the Swiss franc adversely affected revenues and favorably impacted expenses. In particular, when measured in Swiss francs versus the third quarter of 2004, revenues were up 1%, while in US dollar terms, revenues increased by 6%.

Credit Suisse First Boston’s effective tax rate is based on expected income, statutory tax rates and tax planning. For the fourth quarter of 2004, the effective tax rate was 23%. For the third quarter of 2004, the effective tax rate was negative 10%, positively impacted by the release of tax contingency accruals totaling CHF 126 million in the Institutional Securities segment following the favorable resolution of matters with local tax authorities. Excluding CHF 238 million of non-taxable income arising from investments that are required to be consolidated under accounting rules (FIN 46R), the effective tax rate was 34% for the fourth quarter, reflecting a tax increase of CHF 28 million over the expected tax rate of 28% as a result of the change in the geographic mix of taxable income. The effective tax rate adjusted to exclude non-taxable FIN 46R income for the full year of 2004 was 22%, compared with the expected full-year effective tax rate of 28%, as a result of the above-mentioned accrual releases relating to the favorable resolution of tax matters.

Credit Suisse First Boston began implementation of the new strategy announced on December 7, 2004. The strategy is geared towards winning where Credit Suisse First Boston chooses to compete by delivering a more focused franchise. This is expected to be achieved by identifying and allocating resources to its most valuable clients and pursuing excellence in select high-margin and strategically important services. These include leverage finance, mergers and acquisitions, initial public offerings, derivatives and mortgage securitization. All are areas in which Credit Suisse First Boston has competitive strengths and attractive growth opportunities. Increased earnings and a stronger capital base will allow it to capture trading opportunities through extended, disciplined and diversified risk-taking. A number of structural changes will be made to promote greater bottom-line accountability, improve cost discipline and capitalize on the integration with the Group’s other banking businesses. Credit Suisse First Boston intends to build a strong, performance-based ownership culture with a structured approach to attracting, developing and retaining talent.

Institutional Securities
Institutional Securities’ fourth quarter 2004 net income increased CHF 173 million to CHF 269 million compared with the fourth quarter of 2003, primarily reflecting lower credit provisions (including the release of significant credit provisions), resulting in a pre-tax margin improvement, and lower income tax expense. Compared to the third quarter of 2004, which was positively impacted by the release of tax contingency accruals totaling CHF 126 million, net income decreased CHF 23 million, reflecting a 6% decline in net revenues, a 5% decline in total operating expenses and a net release of credit provisions. Institutional Securities’ full-year 2004 net income increased by CHF 421 million from 2003 to CHF 1,313 million, reflecting higher fixed income and equity trading results, gains on legacy investments, lower credit provisions and lower income tax expense.

As a result of a continued favorable credit environment and a significant recovery related to the sale of an impaired loan during the fourth quarter of 2004, provision for credit losses amounted to a net release of CHF 118 million. This compares to a net release of CHF 47 million in the fourth quarter of 2003 and a net provision of CHF 24 million in the third quarter of 2004. Compared to September 30, 2004, total impaired loans decreased CHF 318 million to CHF 649 million, and valuation allowances as a percentage of total impaired loans increased 2.1 percentage points to 82.1% as of December 31, 2004, due to specific loan write-offs. Provision for credit losses in 2004 decreased from a net provision of CHF 167 million in 2003 to a net release in 2004 of CHF 35 million, primarily due to a significant recovery related to the sale of an impaired loan, as well as the continued favorable credit environment.

Operating expenses of CHF 2,639 million were CHF 183 million, or 7%, higher compared to the fourth quarter of 2003. Compensation expenses increased 11%, or CHF 157 million, in the fourth quarter of 2004, reflecting higher headcount and increased salaries, severance costs of CHF 68 million and costs related to deferred compensation plans. Other expenses increased slightly to CHF 1,039 million, primarily reflecting higher professional fees and travel and entertainment costs on increased business activity, offset by lower provision expenses. The lower provision expenses reflected higher expenses for expected litigation fees offset by an insurance settlement. Full-year 2004 operating expenses increased 9% from 2003 to CHF 11,375 million, primarily as a result of higher compensation costs, reflecting increased incentive compensation costs, severance costs and higher salaries mainly due to increased headcount. Full-year 2003 compensation and benefits expense reflected the introduction of three-year vesting for future stock awards.

Total investment banking revenues include debt underwriting, equity underwriting and advisory and other fees. Fourth quarter and full-year 2004 investment banking results declined 14% and 4% when compared with the fourth quarter of 2003 and the full year 2003, respectively, with increases in debt underwriting offset by decreases in equity underwriting and advisory fees.

Debt underwriting revenues of CHF 303 million increased 26% from the fourth quarter of 2003 primarily from the commercial and residential structured products, leverage finance and syndicated finance businesses. Debt underwriting revenues decreased 32% from the third quarter of 2004 despite a slight increase in the industry-wide volume of global debt transactions in the fourth quarter of 2004 compared to the third quarter of 2004. Declines were most notable in residential mortgage-backed securities, which had an exceptionally strong third quarter, and leverage finance, as Institutional Securities’ financial sponsor activity was lower than in the strong third quarter of 2004. Full-year 2004 debt underwriting revenues increased CHF 109 million, or 7%, driven by strength in the leverage finance business. For the full year 2004, Institutional Securities was ranked second in global high-yield new issuances and third in global investment grade new issuances.

Equity underwriting revenues in the fourth quarter of 2004 decreased 39% compared to the exceptionally strong fourth quarter of 2003 to CHF 199 million, primarily due to several large transactions in the fourth quarter of 2003, but increased 75% compared to the third quarter of 2004, reflecting an industry-wide increase in the volume of new issuances, as equity market conditions and optimism improved considerably in the quarter. Full-year 2004 equity underwriting revenues decreased CHF 38 million, or 5%, also reflecting Institutional Securities’ exceptionally strong fourth quarter of 2003. Institutional Securities maintained its number three position in global IPOs.

Fourth quarter 2004 advisory and other fees of CHF 216 million declined 21% and 29% compared to the stronger fourth quarter of 2003 and third quarter of 2004, respectively. These stronger prior quarters reflected sizeable fees on large transactions. The decrease also reflects a decline in global mergers and acquisitions market share based on volume, as Institutional Securities dropped from number seven for the full year 2003 to number eleven for the full year 2004. Full-year 2004 advisory and other fees of CHF 963 million were CHF 208 million, or 18%, lower than 2003, primarily reflecting the decrease in overall market share based on volume. Institutional Securities was ranked sixth in terms of mergers and acquisitions fee revenue market share for the full year 2004, and was ranked sixth based on the number of transactions, highlighting Institutional Securities’ focus on higher margin middle market advisory services.

Total trading revenues include fixed income and equity sales and trading. Total trading revenues for the fourth quarter of 2004 increased CHF 563 million, or 36%, and CHF 62 million, or 3%, compared to the fourth quarter of 2003 and the third quarter of 2004, respectively. Full-year 2004 trading revenues increased CHF 666 million, or 8%. The increases primarily reflected continued strong fixed income trading results and improved equity trading results, particularly in risk-taking and positioning, and an overall increase in transaction volumes and customer activity. These solid trading results were achieved without an increase in average daily VaR. Institutional Securities’ fourth quarter 2004 average daily VaR was CHF 53 million, unchanged compared to the fourth quarter of 2003, and down from CHF 66 million in the third quarter of 2004.

Fixed income trading generated revenues of CHF 1,278 million in the fourth quarter of 2004, an increase of 45% from the fourth quarter of 2003. The increase primarily reflects improved risk-taking and positioning, particularly in currency trading, and improved residential mortgage-backed securities results partially offset by lower emerging markets trading results. Compared to the strong third quarter of 2004, fixed income trading for the fourth quarter of 2004 declined by CHF 70 million, or 5%, due to declines in residential and commercial mortgage-backed securities, emerging markets trading and life insurance finance, a business that structures financing for sizeable life insurance contracts. This was partially offset by improved interest rate products results as well as risk-taking and positioning results. Full-year 2004 fixed income trading revenues increased CHF 397 million, or 8%, reflecting strong activities in structured products and improved risk-taking and positioning, offset in part by declines in rate and credit products.

Equity trading revenues increased 26%, to CHF 828 million, in the fourth quarter of 2004, compared to the fourth quarter of 2003. This reflects an improvement in market values and trading volumes across the equity markets and products with the exception of convertible securities. Equity trading increased CHF 132 million, or 19%, from the third quarter of 2004, due to a strong performance in the US cash business resulting from improved investor confidence, producing higher transaction volumes and customer activity. Equity risk-taking and positioning activities had a very strong quarter as volatility increased and the equity market trends became more apparent as a result of improved market confidence. While trading in convertible securities recovered from the third quarter of 2004 due to increased volumes and customer flows, the increase was slightly offset by a decline in the options and structured products business, reflecting lower volatility. Full-year 2004 equity trading revenues increased CHF 269 million, or 8%, reflecting improved risk-taking and positioning, stronger results from options and structured products and improved results from the cash business, offset in part by the decline in trading in convertible securities. In addition, the new transition services business, which facilitates the transfer of client assets from one fund manager to another, has become a more significant revenue producer, and prime services continued to show steady growth in balances as well as client mandates. Institutional Securities continued to provide more clients with advanced execution services (such as its award-winning algorithmic trading platform) and extended its lead in that area in 2004, resulting in an increased revenue contribution.

Other (including loan portfolio) revenues of CHF 82 million in the fourth quarter of 2004 decreased 75% from the fourth quarter of 2003 and decreased 52% from the third quarter of 2004, largely due to fewer gains on legacy investments. The net exposure to legacy investments as of December 31, 2004, was reduced to CHF 1.3 billion, including unfunded commitments for the real estate portfolio, a decline of CHF 326 million from September 30, 2004. Full-year 2004 other (including loan portfolio) revenues almost doubled from 2003 to CHF 813 million, primarily due to an increase in gains on legacy investments in the first half of 2004 and minority interest-related revenues of CHF 128 million.

Wealth & Asset Management
The Wealth & Asset Management segment is comprised of Credit Suisse Asset Management, Alternative Capital Division, Private Client Services and Other.

Wealth & Asset Management reported net income of CHF 63 million for the fourth quarter of 2004, an increase of CHF 37 million compared to the fourth quarter of 2003. Compared to the third quarter of 2004, Wealth & Asset Management’s net income increased CHF 33 million. The net income increases were primarily due to increased revenues in the Alternative Capital Division, partially offset by severance costs of CHF 88 million associated with the announced changes in the structure of the Alternative Capital Division. The fourth quarter of 2003 included a CHF 270 million charge for the impairment of acquired intangible assets related to Credit Suisse Asset Management’s high-net-worth business. Full-year 2004 net income increased by CHF 297 million from 2003 to CHF 530 million, primarily due to significant levels of private equity investment-related gains.

Wealth & Asset Management’s fourth quarter 2004 net revenues were CHF 1,028 million, an 8% increase from the fourth quarter of 2003. Revenues before investment-related gains increased 5% to CHF 753 million compared to the fourth quarter of 2003, due to improved results in the private funds business. Compared to the third quarter of 2004, net revenues before investment-related gains were up 31%, reflecting a seasonal end-of-year movement into alternative investments, which benefited the private funds business, and an increase in Credit Suisse Asset Management’s revenues. Full-year 2004 revenues before investment-related gains increased 4% to CHF 2,654 million.

Fourth quarter 2004 investment-related gains decreased 92% compared to the fourth quarter of 2003, to CHF 19 million, with the fourth quarter of 2003 including a CHF 134 million gain related to the sale of a 50% interest in a Japanese online broker. Investment-related gains declined CHF 43 million compared to the third quarter of 2004 due to a decline in the number and relative significance of harvested private equity investments. Full-year 2004 investment-related gains increased 31% to CHF 588 million due to gains from the sale of private equity investments in the first half of 2004.

Full-year 2004 revenues increased by CHF 1,212 million versus 2003 to CHF 4,202 million, primarily reflecting minority interest-related revenues of CHF 960 million from the consolidation of certain private equity funds under FIN 46R. In addition, higher asset management fees and private equity investment gains were partially offset by lower other investment-related revenues due to the large gains recorded in 2003 from the sale of a 50% interest in a Japanese online broker and certain other assets.

Minority interest-related revenues increased CHF 82 million in the fourth quarter of 2004 to CHF 256 million compared to the third quarter of 2004.

Compared with the fourth quarter of 2003, operating expenses decreased 27%, or CHF 248 million, reflecting lower other expenses, partially offset by higher compensation expenses. The fourth quarter of 2004 includes CHF 88 million of severance costs associated with changes in the structure of the Alternative Capital Division announced on December 7, 2004, and the fourth quarter of 2003 includes a CHF 270 million intangible asset write-off. Compared with the third quarter of 2004, operating expenses increased 12%, reflecting increased compensation and benefits costs. Full-year 2004 operating expenses decreased by 8% from 2003 to CHF 2,539 million, primarily reflecting the CHF 270 million intangible asset write-off in 2003.

Wealth & Asset Management reported a net asset outflow of CHF 0.2 billion during the quarter, as outflows of CHF 3.2 billion in Credit Suisse Asset Management, primarily due to the loss of two large accounts, were mostly offset by inflows of CHF 1.9 billion in Private Client Services as a result of seasonal corporate cash inflows and inflows of CHF 1.1 billion in the Alternative Capital Division. Assets under management as of December 31, 2004, of CHF 482.4 billion declined slightly, by 1.0%, compared to September 30, 2004, with net asset outflows and the negative impact of foreign currency exchange rate movements mostly offset by the impact of strong equity market performance on Credit Suisse Asset Management’s assets under management . For the full year 2004, Wealth & Asset Management reported a net new asset inflow of CHF 2.6 billion and assets under management as of December 31, 2004, were CHF 482.4 billion, CHF 7.9 billion higher than the December 31, 2003 level.

Credit Suisse First Boston
				Change	Change			Change
				in % from	in % from	12 months		in % from

in CHF m, except where indicated	4Q2004	3Q2004	4Q2003	3Q2004	4Q2003	2004	2003	2003

Net revenues	3,934	3,892	3,661	1	7	17,322	15,180	14

Total operating expenses	3,314	3,384	3,379	(2)	(2)	13,914	13,226	5

Net income	332	322	122	3	172	1,843	1,125	64

Cost/income ratio	84.2%	86.9%	92.3%	–	–	80.3%	87.1%	–

Compensation/revenue ratio	49.6%	50.2%	47.2%	–	–	49.8%	50.8%	–

Pre-tax margin	18.8%	12.4%	9.0%	–	–	19.9%	11.8%	–

Return on average allocated capital	11.5%	10.7%	4.6%	–	–	16.1%	9.6%	–
Average allocated capital	11,574	12,055	10,654	(4)	9	11,419	11,776	(3)

Other data excluding minority interests
Net revenues 1)	3,691	3,670	3,661	1	1	16,234	15,180	7

Cost/income ratio 1) 2)	89.7%	91.9%	92.3%	–	–	85.6%	87.1%	–

Compensation/revenue ratio 1)	52.9%	53.2%	47.2%	–	–	53.1%	50.8%	–

Pre-tax margin 1) 2)	13.5%	7.4%	9.0%	–	–	14.6%	11.8%	–

1) Excluding CHF 243 million, CHF 222 million and CHF 1,088 million in 4Q2004, 3Q2004 and 12 months 2004, respectively, in minority interest revenues relating to the FIN 46R consolidation.
2) Excluding CHF 5 million, CHF 11 million and CHF 16 million in 4Q2004, 3Q2004 and 12 months 2004, respectively, in expenses associated in minority interests relating to the FIN 46R consolidation.

Institutional Securities income statement
				Change	Change			Change
				in % from	in % from	12 months		in % from

in CHF m	4Q2004	3Q2004	4Q2003	3Q2004	4Q2003	2004	2003	2003

Net interest income	827	786	1,157	5	(29)	3,720	4,015	(7)

Investment banking	718	868	839	(17)	(14)	3,328	3,464	(4)
Commissions and fees	649	673	581	(4)	12	2,702	2,508	8
Trading revenues including realized gains/(losses) from investment securities, net	626	607	(42)	3	–	2,680	1,938	38
Other revenues	86	149	170	(42)	(49)	690	265	160

Total noninterest revenues	2,079	2,297	1,548	(9)	34	9,400	8,175	15

Net revenues	2,906	3,083	2,705	(6)	7	13,120	12,190	8

Provision for credit losses	(118)	24	(47)	–	151	(35)	167	–

Compensation and benefits	1,600	1,662	1,443	(4)	11	7,429	6,598	13
Other expenses	1,039	1,118	1,013	(7)	3	3,946	3,881	2

Total operating expenses	2,639	2,780	2,456	(5)	7	11,375	10,479	9

Income from continuing operations before taxes, minority interests and cumulative effect of accounting changes	385	279	296	38	30	1,780	1,544	15

Income tax expense/(benefit)	130	(57)	193	–	(33)	344	632	(46)
Minority interests, net of tax	(14)	44	0	–	–	123	0	–

Income from continuing operations before cumulative effect of accounting changes	269	292	103	(8)	161	1,313	912	44

Cumulative effect of accounting changes, net of tax	0	0	(7)	–	(100)	0	(20)	(100)

Net income	269	292	96	(8)	180	1,313	892	47

Institutional Securities revenue disclosure
				Change	Change			Change
				in % from	in % from	12 months		in % from

in CHF m	4Q2004	3Q2004	4Q2003	3Q2004	4Q2003	2004	2003	2003

Debt underwriting	303	448	240	(32)	26	1,620	1,511	7
Equity underwriting	199	114	324	75	(39)	745	783	(5)

Underwriting	502	562	564	(11)	(11)	2,365	2,294	3

Advisory and other fees	216	306	275	(29)	(21)	963	1,171	(18)

Total investment banking	718	868	839	(17)	(14)	3,328	3,465	(4)

Fixed income	1,278	1,348	884	(5)	45	5,507	5,110	8
Equity	828	696	659	19	26	3,472	3,203	8

Total trading	2,106	2,044	1,543	3	36	8,979	8,313	8

Other (including loan portfolio)	82	171	323	(52)	(75)	813	412	97

Net revenues	2,906	3,083	2,705	(6)	7	13,120	12,190	8

Institutional Securities key information
				12 months

	4Q2004	3Q2004	4Q2003	2004	2003

Cost/income ratio	90.8%	90.2%	90.8%	86.7%	86.0%

Compensation/revenue ratio	55.1%	53.9%	53.3%	56.6%	54.1%

Pre-tax margin	13.2%	9.0%	10.9%	13.6%	12.7%

Return on average allocated capital	10.3%	10.7%	4.0%	12.8%	8.5%
Average allocated capital in CHF m	10,485	10,894	9,610	10,261	10,546

Other data excluding minority interests
Cost/income ratio 1) 2)	90.4%	91.5%	90.8%	87.5%	86.0%

Compensation/revenue ratio 1)	54.8%	54.8%	53.3%	57.2%	54.1%

Pre-tax margin 1) 2)	13.7%	7.7%	10.9%	12.7%	12.7%

1) Excluding CHF -13 million, CHF 48 million and CHF 128 million in 4Q2004, 3Q2004 and 12 months 2004, respectively, in minority interest revenues relating to the FIN 46R consolidation.
2) Excluding CHF 1 million, CHF 4 million and CHF 5 million in 4Q2004, 3Q2004 and 12 months 2004, respectively, in expenses associated in minority interests relating to the FIN 46R consolidation.

				Change	Change
				in % from	in % from
	31.12.04	30.09.04	31.12.03	30.09.04	31.12.03

Total assets in CHF bn	707.9	741.4	644.4	(5)	10

Number of employees (full-time equivalents)	16,498	16,519	15,374	0	7

Wealth & Asset Management income statement
				Change	Change			Change
				in % from	in % from	12 months		in % from

in CHF m	4Q2004	3Q2004	4Q2003	3Q2004	4Q2003	2004	2003	2003

Net interest income	14	(20)	25	–	(44)	55	58	(5)

Asset management and administrative fees	659	541	670	22	(2)	2,466	2,417	2
Trading revenues including realized gains/(losses) from investment securities, net	37	49	21	(24)	76	182	143	27
Other revenues	318	239	240	33	33	1,499	372	303

Total noninterest revenues	1,014	829	931	22	9	4,147	2,932	41

Net revenues	1,028	809	956	27	8	4,202	2,990	41

Compensation and benefits	352	291	284	21	24	1,196	1,107	8
Other expenses	323	313	639	3	(49)	1,343	1,640	(18)
of which commission and distribution expenses	161	164	186	(2)	(13)	766	767	0
of which intangible asset impairment	5	0	270	–	(98)	5	270	(98)

Total operating expenses	675	604	923	12	(27)	2,539	2,747	(8)

Income from continuing operations before taxes, minority interests and cumulative effect of accounting changes	353	205	33	72	–	1,663	243	–

Income tax expense	38	8	3	375	–	184	27	–
Minority interests, net of tax	252	167	0	51	–	949	0	–

Income from continuing operations before cumulative effect of accounting changes	63	30	30	110	110	530	216	145

Income/(loss) from discontinued operations, net of tax	0	0	(3)	–	(100)	0	18	(100)
Cumulative effect of accounting changes, net of tax	0	0	(1)	–	(100)	0	(1)	(100)

Net income	63	30	26	110	142	530	233	127

Wealth & Asset Management revenue disclosure
				Change	Change			Change
				in % from	in % from	12 months		in % from

in CHF m	4Q2004	3Q2004	4Q2003	3Q2004	4Q2003	2004	2003	2003

Credit Suisse Asset Management	473	403	463	17	2	1,841	1,768	4
Alternative Capital	213	113	156	88	37	549	478	15
Private Client Services	66	57	77	16	(14)	264	292	(10)
Other	1	0	19	–	(95)	0	2	(100)

Total before investment-related gains	753	573	715	31	5	2,654	2,540	4

Investment related-gains 1)	19	62	241	(69)	(92)	588	450	31

Net revenues before minority interests	772	635	956	22	(19)	3,242	2,990	8

Minority interest revenues 2)	256	174	0	47	–	960	0	–

Net revenues	1,028	809	956	27	8	4,202	2,990	41

1) Includes realized and unrealized gains/losses from investments as well as net interest income, trading and other revenues associated with the Alternative Capital Division and Other.
2) Reflects minority interest revenues relating to the FIN 46R consolidation.

Wealth & Asset Management key information
				12 months

	4Q2004	3Q2004	4Q2003	2004	2003

Cost/income ratio	65.7%	74.7%	96.5%	60.4%	91.9%

Compensation/revenue ratio	34.2%	36.0%	29.7%	28.5%	37.0%

Pre-tax margin	34.3%	25.3%	3.5%	39.6%	8.1%

Return on average allocated capital	23.1%	10.3%	9.6%	45.8%	18.6%
Average allocated capital in CHF m	1,089	1,160	1,082	1,158	1,252

Net new assets in CHF bn
Credit Suisse Asset Management 1)	(3.2)	0.4	(0.3)	(2.3)	(11.5)
Alternative Capital	1.1	1.2	0.8	3.3	0.8
Private Client Services	1.9	(2.1)	0.7	1.6	(2.0)

Total net new assets	(0.2)	(0.5)	1.2	2.6	(12.7)

Other data excluding minority interests
Cost/income ratio 2) 3)	86.9%	94.0%	96.5%	78.0%	91.9%

Compensation/revenue ratio 2)	45.6%	45.8%	29.7%	36.9%	37.0%

Pre-tax margin 2) 3)	13.1%	6.0%	3.5%	22.0%	8.1%

1) Credit Suisse Asset Management balances for Assets under management and Net new assets include assets managed on behalf of other entities within Credit Suisse Group. This differs from the presentation in the overview of Credit Suisse Group, where such assets are eliminated.
2) Excluding CHF 256 million, CHF 174 million and CHF 960 million in 4Q2004, 3Q2004 and 12 months 2004, respectively, in minority interest revenues relating to the FIN 46R consolidation.
3) Excluding CHF 4 million, CHF 7 million and CHF 11 million in 4Q2004, 3Q2004 and 12 months 2004, respectively, in expenses associated in minority interests relating to the FIN 46R consolidation.

				Change	Change
				in % from	in % from
in CHF bn	31.12.04	30.09.04	31.12.03	30.09.04	31.12.03

Assets under management
Credit Suisse Asset Management 1)	386.7	386.9	381.6	0	1
Alternative Capital	36.6	39.8	31.1	(8)	18
Private Client Services	59.1	60.8	61.8	(3)	(4)

Total assets under management	482.4	487.5	474.5	(1)	2

of which advisory	169.2	164.8	158.3	3	7
of which discretionary	313.2	322.7	316.2	(3)	(1)

Active private equity investments	1.1	1.5	1.3	(27)	(15)

Number of employees (full-time equivalents)	2,981	2,931	2,967	2	0

1) Credit Suisse Asset Management balances for Assets under management and Net new assets include assets managed on behalf of other entities within Credit Suisse Group. This differs from the presentation in the overview of Credit Suisse Group, where such assets are eliminated.

WINTERTHUR

The Winterthur business unit consists of two segments, Life & Pensions and Non-Life. Life & Pensions incorporates the Group’s life insurance and pension business for private and corporate clients. Non-Life incorporates the non-life and health insurance business for individual clients and small and medium-sized corporate customers.

Winterthur recorded a solid performance in 2004, with net income of CHF 728 million reinforcing its capital position. This result includes a charge in the fourth quarter of 2004 in Non-Life of CHF 310 million before tax (CHF 242 million after tax), recorded in other expenses, for the increase in the provision related to contingencies arising from the sale of Winterthur International in 2001. This result also reflects a further reduction of administration expenses and a continuing improvement in underwriting performance, which was demonstrated by an improved Non-Life combined ratio.

Winterthur’s 2004 business environment was characterized by slowing growth in many markets, the insurance industry’s focus on maintaining adequate levels of capital, customer demand for greater transparency of products and pricing, and declining financial returns resulting from lower yielding reinvestment.

Non-Life premiums increased slightly in 2004, reflecting previously enforced tariff increases across most markets. The industry is beginning to see pricing pressure in certain markets impacting business growth. Life & Pensions recorded a significant increase in deposit business, which includes investment-type products such as unit-linked policies, despite the current low interest rate environment and the related low customer demand in the individual life business.

Winterthur maintained its capital position during the fourth quarter, despite the charge in relation to the sale of Winterthur International, due to solid operating performance and continued strong investment margins. Winterthur’s shareholders’ equity was CHF 8.2 billion as of December 31, 2004, at the same level as of September 30, 2004.

Life & Pensions
In 2004, Life & Pensions reported net income of CHF 522 million, compared to a net loss of CHF 2,035 million in the previous year. The strong result in 2004 was primarily driven by cost containment, efficiency improvement and stable investment income. The 2003 net loss largely resulted from a goodwill impairment of CHF 1,510 million and the cumulative effect of a change in accounting for provisions for policyholder guarantees and annuities of CHF 530 million.

Net income was CHF 152 million in the fourth quarter of 2004, down CHF 12 million compared to the third quarter of 2004. Third quarter income included an increase in the valuation of deferred tax assets in relation to tax loss carry-forwards created in prior years of CHF 72 million.

Total business volume increased slightly, by 1%, year-on-year. Growth in 2004 was primarily driven by an increase in deposit business of 28%, which included growth of 36% in unit-linked business, especially in the UK and in Asian and Central and Eastern European operations, reflecting Life & Pensions’ ongoing strategy of increasing its focus on less capital-intensive investment-type products. In 2004, Life & Pensions reported a decrease in gross premiums written of 10%, or CHF 1.2 billion, to CHF 10.3 billion, compared to the previous year. The Swiss group life business was the primary driver behind this decrease.

The charge for dividends to policyholders in the fourth quarter of 2004 primarily reflects the policyholders’ share in the strong investment performance in the quarter. The benefit recognized in the third quarter of 2004 reflects the policyholders’ share of the reserve strengthening for the disability business in Switzerland. In addition, the tax benefit from tax law changes in Germany in 2003 resulted in a charge for policyholder dividends in 2003, reflecting the policyholder share of this benefit.

In 2004, the return on investments backing traditional life policies amounted to 4.8%, compared to 4.6% in 2003. Net current investment return decreased slightly to 3.8%, and net realized gains increased by 0.3 percentage points to 1.0%, primarily reflecting lower losses on equity investments.

In 2004, insurance underwriting and acquisition expenses decreased by 27%, benefiting from a lower level of charges related to deferred acquisition costs and present value of future profits (PVFP). Additionally, administration expenses declined CHF 50 million compared to 2003, reflecting cost savings in almost all market units. The expense ratio improved by 1.7 percentage points down to 9.1%.

Income tax expense for 2004 of CHF 149 million includes a benefit from the third quarter increase in the valuation of deferred tax assets in relation to tax loss carry-forwards created in prior years in the amount of CHF 72 million. The tax benefit of CHF 926 million in 2003 was primarily due to a tax law change in Germany, largely offset by an increase in dividends to policyholders, as discussed above.

Life & Pensions reported a loss from discontinued operations of CHF 12 million in 2004. This relates to the divestiture of Personal Pension Management Limited (PPML), a wholly owned subsidiary of Winterthur Life UK, to Capita Group Plc., which was completed in the third quarter of 2004. The sale of PPML enabled Winterthur to increase its focus on its core life business in the UK.

Non-Life
In 2004, Non-Life reported net income of CHF 206 million, compared to a net loss of CHF 374 million in 2003. This increase was primarily driven by continued cost containment, an improved underwriting result and higher investment income in 2004, partially offset by a charge of CHF 310 million before tax (CHF 242 million after tax), related to the increase of the provision for contingencies relating to the sale of Winterthur International in 2001, recorded in other expenses. In 2003, Non-Life recognized losses on disposals of operations and the strengthening of certain provisions, related to the current and former international business portfolio.

A net loss of CHF 177 million was recorded in the fourth quarter of 2004, down CHF 375 million from the third quarter of 2004. The fourth quarter 2004 result was negatively impacted by the above-mentioned charge relating to the sale of Winterthur International. Third quarter 2004 net income benefited from an increase in the valuation of deferred tax assets in relation to tax loss carry-forwards created in prior years in the amount of CHF 59 million.

In 2004, net premiums earned increased by CHF 335 million, or 3%, to CHF 10,639 million, compared to the previous year. This growth primarily reflects tariff increases across most markets and the consolidation of the non-mandatory part of Swiss health insurance since the third quarter of 2003.

The combined ratio improved by 1.7 percentage points down to 99.7% in 2004 compared with the previous year, with the fourth quarter combined ratio improving further to 99.4%. The claims ratio decreased by 0.3 percentage points to 74.6% in 2004 versus the previous year. This decrease occurred despite hailstorms in Europe and accident claims in the Swiss portfolio related to the tsunami catastrophe in South Asia, and it reflects improved claims management in several countries.

The expense ratio decreased by 1.4 percentage points down to 25.1% in 2004, compared to the previous year, as insurance underwriting, acquisition and administration expenses were reduced despite premium growth. Administration expenses decreased by 4% over the same period, reflecting further cost savings.

In 2004, the total investment return was 4.5%, compared to 4.1% in 2003. Net current investment return stood at 3.5% versus 3.6% in 2003, and net realized gains increased by 0.5 percentage points to 1.0%, reflecting lower losses on equity securities.

Non-Life reported a net loss from discontinued operations of CHF 87 million in 2004, compared to a net loss of CHF 204 million in 2003. The 2004 results were related primarily to the sale of Non-Life’s French subsidiary Rhodia Assurances S.A. and a charge for credit risk related to the business sold in the UK in 2003. In October 2004, Non-Life announced the divestiture of L’Unique Compagnie d’Assurance, a wholly owned subsidiary in Canada. The divestiture was completed in the fourth quarter of 2004 at a small loss. These charges were partially offset by the gain on the sale of the Dutch branch of Les Assurés Réunis (LAR) Belgium, which was also completed in the fourth quarter of 2004.

Winterthur
				Change	Change			Change
				in % from	in % from	12 months		in % from

in CHF m, except where indicated	4Q2004	3Q2004	4Q2003	3Q2004	4Q2003	2004	2003	2003

Total gross premiums written	3,705	3,480	4,331	6	(14)	21,392	22,352	(4)

Net investment income	1,330	1,166	1,320	14	1	5,496	5,117	7

Administration expenses	490	550	495	(11)	(1)	2,148	2,244	(4)

Net income/(loss)	(25)	362	(121)	–	(79)	728	(2,409)	–

Combined ratio (Non-Life)	99.4%	101.3%	98.1%	–	–	99.7%	101.4%	–

Return on average allocated capital	(1.3%)	19.0%	(8.2%)	–	–	10.3%	(26.4%)	–
Average allocated capital	7,157	7,894	7,396	(9)	(3)	7,538	9,289	(19)

Return on invested assets	4.7%	4.1%	4.5%	–	–	4.7%	4.5%	–

Life & Pensions income statement
				Change	Change			Change
				in % from	in % from	12 months		in % from

in CHF m	4Q2004	3Q2004	4Q2003	3Q2004	4Q2003	2004	2003	2003

Gross premiums written	1,944	1,671	2,440	16	(20)	10,298	11,494	(10)

Net premiums earned	1,936	1,657	2,424	17	(20)	10,235	11,404	(10)

Net investment income	1,097	903	1,057	21	4	4,403	4,193	5
Other revenues, including fees, and net revenues from deposit business	163	157	119	4	37	528	351	50

Net revenues	3,196	2,717	3,600	18	(11)	15,166	15,948	(5)

Policyholder benefits incurred	2,220	2,278	2,779	(3)	(20)	11,791	12,828	(8)
Dividends to policyholders incurred	345	(122)	1,374	–	(75)	901	1,758	(49)
Provision for credit losses	(2)	(5)	10	(60)	–	(6)	13	–

Total benefits, dividends and credit losses	2,563	2,151	4,163	19	(38)	12,686	14,599	(13)

Insurance underwriting and acquisition expenses	100	125	313	(20)	(68)	542	743	(27)
Administration expenses	250	246	236	2	6	991	1,041	(5)
Other expenses	57	59	108	(3)	(47)	232	288	(19)
Goodwill impairment	0	0	0	–	–	0	1,510	(100)
Restructuring charges	3	3	3	0	0	11	39	(72)

Total operating expenses	410	433	660	(5)	(38)	1,776	3,621	(51)

Income/(loss) from continuing operations before taxes, minority interests and cumulative effect of accounting changes	223	133	(1,223)	68	–	704	(2,272)	–

Income tax expense/(benefit)	65	(38)	(1,030)	–	–	149	(926)	–
Minority interests, net of tax	4	5	(26)	(20)	–	22	(39)	–

Income/(loss) from continuing operations before cumulative effect of accounting changes	154	166	(167)	(7)	–	533	(1,307)	–

Income/(loss) from discontinued operations, net of tax	(2)	(2)	(8)	0	(75)	(12)	(198)	(94)
Cumulative effect of accounting changes, net of tax	0	0	(1)	–	(100)	1	(530)	–

Net income/(loss)	152	164	(176)	(7)	–	522	(2,035)	–

Prior periods have been adjusted for discontinued operations.

Life & Pensions key information
				12 months

	4Q2004	3Q2004	4Q2003	2004	2003

Total business volume in CHF m 1)	3,958	3,292	3,987	16,777	16,572

Expense ratio 2)	8.8%	11.3%	13.8%	9.1%	10.8%

Return on average allocated capital	12.1%	12.0%	(15.3%)	10.1%	(33.1%)
Average allocated capital in CHF m	5,143	5,653	5,292	5,371	6,268

1) Includes gross premiums written and policyholder deposits.
2) Insurance underwriting, acquisition and administration expenses as a percentage of total business volume.

				Change	Change
				in % from	in % from
	31.12.04	30.09.04	31.12.03	30.09.04	31.12.03

Assets under management (discretionary) in CHF bn 1)	115.5	116.4	113.8	(1)	1

Technical provisions in CHF bn	110.5	110.8	104.7	–	5

Number of employees (full-time equivalents)	6,524	6,606	7,193	(1)	(9)

1) Based on savings-related provisions for policyholders plus off-balance sheet assets.

Life & Pensions investment income
				Change	Change			Change
				in % from	in % from	12 months		in % from

in CHF m	4Q2004	3Q2004	4Q2003	3Q2004	4Q2003	2004	2003	2003

Net current investment income	949	1,010	966	(6)	(2)	4,007	3,864	4
of which backing traditional life policies	874	943	916	(7)	(5)	3,735	3,669	2
of which backing unit-linked liabilities general account	75	67	50	12	50	272	195	39
Realized gains/(losses), net	891	91	606	–	47	1,848	1,781	4
of which backing traditional life policies	306	22	193	–	59	923	712	30
of which backing unit-linked liabilities general account	585	69	413	–	42	925	1,069	(13)

Net investment income before credited investment income to deposit business general account	1,840	1,101	1,572	67	17	5,855	5,645	4

Credited investment income to deposit business general account	(743)	(198)	(515)	275	44	(1,452)	(1,452)	0

Net investment income	1,097	903	1,057	21	4	4,403	4,193	5

Investment income separate account	219	86	105	155	109	258	403	(36)

Life & Pensions investment return
				12 months

	4Q2004	3Q2004	4Q2003	2004	2003

Net current investment return backing traditional life policies	3.6%	3.9%	3.8%	3.8%	3.9%
Realized gains/(losses) backing traditional life policies	1.3%	0.1%	0.8%	1.0%	0.7%

Net investment return backing traditional life policies	4.9%	4.0%	4.6%	4.8%	4.6%

Average assets backing traditional life policies in CHF bn	96.6	96.8	96.6	97.3	95.0

Non-Life income statement
				Change	Change			Change
				in % from	in % from	12 months		in % from

in CHF m	4Q2004	3Q2004	4Q2003	3Q2004	4Q2003	2004	2003	2003

Gross premiums written	1,761	1,809	1,891	(3)	(7)	11,094	10,858	2

Reinsurance ceded	(3)	(109)	(39)	(97)	(92)	(380)	(439)	(13)
Change in provisions for unearned premiums	903	830	849	9	6	(75)	(115)	(35)

Net premiums earned	2,661	2,530	2,701	5	(1)	10,639	10,304	3

Net investment income	233	263	263	(11)	(11)	1,093	924	18
Other revenues including fees	30	60	(39)	(50)	–	128	(56)	–

Net revenues	2,924	2,853	2,925	2	0	11,860	11,172	6

Claims and annuities incurred	2,011	1,888	1,981	7	2	7,939	7,716	3
Dividends to policyholders incurred	127	66	297	92	(57)	380	500	(24)
Provision for credit losses	0	1	9	(100)	(100)	0	9	(100)

Total claims, dividends and credit losses	2,138	1,955	2,287	9	(7)	8,319	8,225	1

Insurance underwriting and acquisition expenses	395	372	411	6	(4)	1,511	1,525	(1)
Administration expenses	240	304	259	(21)	(7)	1,157	1,203	(4)
Other expenses	368	19	7	–	–	478	608	(21)
Restructuring charges	5	11	27	(55)	(81)	77	83	(7)

Total operating expenses	1,008	706	704	43	43	3,223	3,419	(6)

Income/(loss) from continuing operations before taxes, minority interests and cumulative effect of accounting changes	(222)	192	(66)	–	236	318	(472)	–

Income tax expense/(benefit)	(44)	(2)	(149)	–	(70)	1	(298)	–
Minority interests, net of tax	(2)	8	(5)	–	(60)	24	(7)	–

Income/(loss) from continuing operations before cumulative effect of accounting changes	(176)	186	88	–	–	293	(167)	–

Income/(loss) from discontinued operations, net of tax	(1)	12	(30)	–	(97)	(87)	(204)	(57)
Cumulative effect of accounting changes, net of tax	0	0	(3)	–	(100)	0	(3)	(100)

Net income/(loss)	(177)	198	55	–	–	206	(374)	–

Prior periods have been adjusted for discontinued operations.

Non-Life key information
				12 months

	4Q2004	3Q2004	4Q2003	2004	2003

Combined ratio	99.4%	101.3%	98.1%	99.7%	101.4%

Expense ratio 1)	23.9%	26.7%	24.8%	25.1%	26.5%

Claims ratio 2)	75.5%	74.6%	73.3%	74.6%	74.9%

Return on average allocated capital	(35.6%)	36.8%	9.5%	10.6%	(11.8%)
Average allocated capital in CHF m	2,014	2,241	2,104	2,167	3,233

1) Insurance underwriting, acquisition and administration expenses as a percentage of net premiums earned.
2) Claims and annuities incurred as a percentage of net premiums earned.

				Change	Change
				in % from	in % from
	31.12.04	30.09.04	31.12.03	30.09.04	31.12.03

Assets under management (discretionary) in CHF bn	24.1	24.8	25.4	(3)	(5)

Technical provisions in CHF bn	25.0	26.1	24.1	(4)	4

Number of employees (full-time equivalents)	12,844	13,057	13,673	(2)	(6)

Non-Life investment income
				Change	Change			Change
				in % from	in % from	12 months		in % from

in CHF m	4Q2004	3Q2004	4Q2003	3Q2004	4Q2003	2004	2003	2003

Net current investment income	200	226	207	(12)	(3)	864	819	5
Realized gains/(losses), net	33	37	56	(11)	(41)	229	105	118

Net investment income	233	263	263	(11)	(11)	1,093	924	18

Non-Life investment return
				12 months

	4Q2004	3Q2004	4Q2003	2004	2003

Net current investment return	3.4%	3.7%	3.3%	3.5%	3.6%
Realized gains/(losses), net	0.5%	0.6%	0.9%	1.0%	0.5%

Net investment return	3.9%	4.3%	4.2%	4.5%	4.1%

Average assets in CHF bn	23.8	24.4	25.0	24.4	22.8

Investment portfolio (Life & Pensions and Non-Life)
	31.12.04		31.12.03

in CHF m	Book value	Fair value	Book value	Fair value

Debt securities – held-to-maturity	10,141	10,336	10,186	10,021
Debt securities – available-for-sale	70,937	70,937	71,324	71,324
Equity securities – available-for-sale	5,950	5,950	5,122	5,122
Debt securities – trading	1,771	1,771	1,071	1,071
Equity securities – trading	10,818	10,818	8,591	8,591
Mortgage loans	10,028	10,028	11,054	11,054
Loans	5,063	5,063	4,523	4,523
Real estate	8,417	8,825	8,388	8,682
Other investments	3,562	3,562	3,733	3,733

Investments, general account	126,687	127,290	123,992	124,121

Investments, separate account	4,490	4,490	3,991	3,991

Total investments	131,177	131,780	127,983	128,112

of which Life & Pensions	109,857	110,224	105,018	104,923
of which Non-Life	21,320	21,556	22,965	23,189

Debt and Equity securities – trading include CHF 12,358 million (December 31, 2003: CHF 9,337 million) held to back unit-linked liabilities in the general account.

Investment securities (Life & Pensions and Non-Life)
	31.12.04				31.12.03

		Gross	Gross			Gross	Gross
	Amortized	unrealized	unrealized		Amortized	unrealized	unrealized
in CHF m	cost	gains	losses	Fair value	cost	gains	losses	Fair value

Debt securities – held-to-maturity	10,141	198	3	10,336	10,186	–	165	10,021

Debt securities – available-for-sale	67,914	4,035	1,012	70,937	69,546	2,671	893	71,324
Equity securities – available-for-sale	5,330	686	66	5,950	4,622	553	53	5,122

Securities – available-for-sale	73,244	4,721	1,078	76,887	74,168	3,224	946	76,446

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS | CREDIT SUISSE GROUP

Consolidated statements of income (unaudited)
				Change	Change			Change
				in % from	in % from	12 months		in % from

in CHF m	4Q2004	3Q2004	4Q2003	3Q2004	4Q2003	2004	2003	2003

Interest and dividend income	7,716	7,621	7,209	1	7	30,973	28,359	9
Interest expense	(4,960)	(4,849)	(4,172)	2	19	(19,007)	(16,637)	14

Net interest income	2,756	2,772	3,037	(1)	(9)	11,966	11,722	2

Commissions and fees	3,289	3,307	3,268	(1)	1	13,577	12,917	5
Trading revenues	1,400	931	794	50	76	4,559	3,528	29
Realized gains/(losses) from investment securities, net	302	128	353	136	(14)	1,156	1,534	(25)
Insurance net premiums earned	4,597	4,187	5,125	10	(10)	20,874	21,708	(4)
Other revenues	(103)	412	271	–	–	1,882	(56)	–

Total noninterest revenues	9,485	8,965	9,811	6	(3)	42,048	39,631	6

Net revenues	12,241	11,737	12,848	4	(5)	54,014	51,353	5

Policyholder benefits, claims and dividends	4,703	4,110	6,429	14	(27)	21,011	22,801	(8)
Provision for credit losses	(127)	38	195	–	–	78	600	(87)

Total benefits, claims and credit losses	4,576	4,148	6,624	10	(31)	21,089	23,401	(10)

Insurance underwriting, acquisition and administration expenses	983	1,043	1,217	(6)	(19)	4,190	4,504	(7)
Banking compensation and benefits	2,634	2,802	2,526	(6)	4	11,951	11,042	8
Other expenses	2,503	2,075	2,544	21	(2)	8,397	8,950	(6)
Goodwill impairment	0	0	0	–	–	0	1,510	(100)
Restructuring charges	8	13	43	(38)	(81)	85	135	(37)

Total operating expenses	6,128	5,933	6,330	3	(3)	24,623	26,141	(6)

Income/(loss) from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	1,537	1,656	(106)	(7)	–	8,302	1,811	358

Income tax expense/(benefit)	318	112	(944)	184	–	1,441	(3)	–
Dividends on preferred securities for consolidated entities	0	0	34	–	(100)	0	133	(100)
Minority interests, net of tax	255	205	(29)	24	–	1,127	(31)	–

Income from continuing operations before extraordinary items and cumulative effect of accounting changes	964	1,339	833	(28)	16	5,734	1,712	235

Income/(loss) from discontinued operations, net of tax	(5)	12	(38)	–	(87)	(100)	(383)	(74)
Extraordinary items, net of tax	0	0	2	–	(100)	0	7	(100)
Cumulative effect of accounting changes, net of tax	0	0	(13)	–	(100)	(6)	(566)	(99)

Net income	959	1,351	784	(29)	22	5,628	770	–

Basic earnings per share, in CHF
Income from continuing operations before extraordinary items and cumulative effect of accounting changes	0.82	1.15	0.68	4.90	1.45
Income/(loss) from discontinued operations, net of tax	0.00	0.01	(0.03)	(0.09)	(0.33)
Extraordinary items, net of tax	0.00	0.00	0.00	0.00	0.01
Cumulative effect of accounting changes, net of tax	0.00	0.00	(0.01)	(0.01)	(0.49)

Net income available for common shares	0.82	1.16	0.64	4.80	0.64

Diluted earnings per share, in CHF
Income from continuing operations before extraordinary items and cumulative effect of accounting changes	0.80	1.14	0.67	4.83	1.43
Income/(loss) from discontinued operations, net of tax	0.00	0.01	(0.03)	(0.08)	(0.33)
Extraordinary items, net of tax	0.00	0.00	0.00	0.00	0.01
Cumulative effect of accounting changes, net of tax	0.00	0.00	(0.01)	0.00	(0.48)

Net income available for common shares	0.80	1.15	0.63	4.75	0.63

The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated balance sheets (unaudited)
				Change	Change
				in % from	in % from
in CHF m	31.12.04	30.09.04	31.12.03	30.09.04	31.12.03

Assets
Cash and due from banks	25,648	27,628	24,799	(7)	3
Interest-bearing deposits with banks	4,947	5,873	2,992	(16)	65
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	267,169	287,606	257,083	(7)	4
Securities received as collateral	20,289	22,649	15,151	(10)	34
Trading assets (of which CHF 110,047 m, CHF 113,916 m and CHF 103,286 m encumbered)	346,469	344,240	297,778	1	16
Investment securities (of which CHF 2,346 m, CHF 1,509 m and CHF 857 m encumbered)	100,365	102,389	105,807	(2)	(5)
Other investments	13,288	14,357	7,894	(7)	68
Real estate held for investment	8,970	9,042	9,148	(1)	(2)
Loans, net of allowance for loan losses of CHF 3,038 m, CHF 3,361 m and CHF 4,646 m	184,399	188,164	177,179	(2)	4
Premises and equipment	7,231	7,332	7,819	(1)	(8)
Goodwill	11,564	12,497	12,325	(7)	(6)
Intangible assets	3,689	4,032	4,056	(9)	(9)
Assets held for separate accounts	4,490	4,227	3,991	6	13
Other assets (of which CHF 4,785 m, CHF 3,625 m and CHF 2,644 m encumbered)	90,966	89,844	78,286	1	16
Discontinued operations – assets	1	1	0	0	–

Total assets	1,089,485	1,119,881	1,004,308	(3)	8

Liabilities and shareholders' equity
Deposits	299,341	305,461	261,989	(2)	14
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	239,724	248,542	236,847	(4)	1
Obligation to return securities received as collateral	20,289	22,649	15,151	(10)	34
Trading liabilities	150,130	171,567	156,331	(12)	(4)
Short-term borrowings	15,343	12,995	11,497	18	33
Provisions from the insurance business	137,161	138,561	130,537	(1)	5
Long-term debt	106,261	105,317	89,697	1	18
Liabilities held for separate accounts	4,489	4,225	3,987	6	13
Other liabilities	74,295	68,233	61,300	9	21
Discontinued operations – liabilities	1	5	24	(80)	(96)

Preferred securities	0	0	2,214	–	(100)
Minority interests	6,178	6,226	743	(1)	–

Total liabilities	1,053,212	1,083,781	970,317	(3)	9

Common shares	607	606	1,195	0	(49)
Additional paid-in capital	23,435	23,211	23,586	1	(1)
Retained earnings	20,501	19,542	14,873	5	38
Treasury shares, at cost	(4,547)	(4,480)	(3,144)	1	45
Accumulated other comprehensive income/(loss)	(3,723)	(2,779)	(2,519)	34	48

Total shareholders' equity	36,273	36,100	33,991	0	7

Total liabilities and shareholders' equity	1,089,485	1,119,881	1,004,308	(3)	8

The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated changes in shareholders' equity (unaudited)
							Accumulated
						Common	other
				Additional		shares in	comprehen-
	Common shares		Common	paid in	Retained	treasury	sive income/
12 months, in CHF m, except common shares outstanding	outstanding		shares	capital	earnings	at cost	(loss)	Total

Balance January 1, 2003	1,116,058,305		1,190	24,417	14,214	(4,387)	(1,256)	34,178

Net income					770			770
Other comprehensive income/(loss), net of tax							(1,263)	(1,263)
Issuance of common shares	5,114,194		5	14				19
Issuance of treasury shares	182,622,865					6,913		6,913
Repurchase of treasury shares	(191,245,719)					(7,009)		(7,009)
Share-based compensation	17,813,303			(844)		1,339		495
Net premium/discount on treasury shares and own share derivative activitiy				(1)				(1)
Cash dividends paid					(111)			(111)

Balance December 31, 2003	1,130,362,948		1,195	23,586	14,873	(3,144)	(2,519)	33,991

Balance January 1, 2004	1,130,362,948	1)	1,195	23,586	14,873	(3,144)	(2,519)	33,991

Net income					5,628			5,628
Other comprehensive income/(loss), net of tax							(1,204)	(1,204)
Issuance of common shares	18,900,303		11	65				76
Issuance of treasury shares	343,821,036			(34)		15,245		15,211
Repurchase of treasury shares	(403,834,466)					(17,950)		(17,950)
Share-based compensation	21,569,660			(220)		1,302		1,082
Repayment out of share capital 2)			(599)	8				(591)
Other				30				30

Balance December 31, 2004	1,110,819,481	3)	607	23,435	20,501	(4,547)	(3,723)	36,273

1) At par value CHF 1.00 each, fully paid, net of 64,642,966 treasury shares. In addition to the treasury shares, a maximum of 272,718,007 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders.
2) On April 30, 2004, the shareholders of Credit Suisse Group approved a par value reduction of CHF 0.50 per share, in lieu of a dividend, which was paid out on July 12, 2004.
3) At par value CHF 0.50 each, fully paid, net of 103,086,736 treasury shares. In addition to the treasury shares, a maximum of 253,744,616 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders.

Comprehensive income (unaudited)
				12 months

in CHF m	4Q2004	3Q2004	4Q2003	2004	2003

Net income	959	1,351	784	5,628	770
Other comprehensive income/(loss)	(944)	234	(1,080)	(1,204)	(1,263)

Comprehensive income	15	1,585	(296)	4,424	(493)

The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated statement of cash flows (unaudited)
	12 months

in CHF m	2004	2003

Operating activities of continuing operations
Net income	5,628	770
(Income)/loss from discontinued operations, net of tax	100	383

Income from continuing operations	5,728	1,153

Adjustments to reconcile net income to net cash provided by/(used in) operating activities of continuing operations
Impairment, depreciation and amortization	2,026	4,428
Provision for credit losses	78	600
Deferred tax provision	(314)	(1,537)
Restructuring charges	85	107
Change in technical provisions from the insurance business	6,894	5,803
(Gain)/loss from investment securities	(1,156)	(1,534)
Share of net income from equity method investments	(199)	(45)
Cumulative effect of accounting changes, net of tax	6	566
Receivables from the insurance business	1,296	294
Payables from the insurance business	(1,832)	1,116
Trading assets and liabilities	(52,153)	(9,618)
Deferred policy acquisition costs	(461)	(178)
(Increase)/decrease in accrued interest, fees receivable and other assets	(25,656)	(19,597)
Increase/(decrease) in accrued expenses and other liabilities	18,081	(6,966)
Other, net	288	2,193

Total adjustments	(53,017)	(24,368)

Net cash provided by/(used in) operating activities of continuing operations	(47,289)	(23,215)

Investing activities of continuing operations
(Increase)/decrease in interest-bearing deposits with banks	(2,289)	(6,969)
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(30,021)	(9,804)
Purchase of investment securities	(52,960)	(117,687)
Proceeds from sale of investment securities	36,673	55,277
Maturities of investment securities	20,890	46,637
Investments in subsidiaries and other investments	(4,571)	(3,368)
Proceeds from sale of other investments	4,280	2,884
(Increase)/decrease in loans	(16,932)	(4,777)
Proceeds from sales of loans	5,319	5,660
Capital expenditures for premises and equipment and intangible assets	(994)	(883)
Proceeds from sale of premises and equipment and intangible assets	81	240
Other, net	(191)	(520)

Net cash provided by/(used in) investing activities of continuing operations	(40,715)	(33,310)

Financing activities of continuing operations
Increase/(decrease) in deposits	46,354	46,886
Increase/(decrease) in short-term borrowings	3,249	(677)
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	21,163	4,107
Issuances of long-term debt	43,087	23,782
Repayments of long-term debt	(17,007)	(26,255)
Issuances of common shares	76	19
Issuances of treasury shares	15,211	6,913
Repurchase of treasury shares	(17,950)	(7,009)
Dividends paid/capital repayments (including minority interest and trust preferred securities)	(609)	(273)
Other, net	(2,168)	733

Net cash provided by/(used in) financing activities of continuing operations	91,406	48,226

Effect of exchange rate changes on cash and due from banks	(2,515)	(2,582)

Discontinued operations
Net cash provided by discontinued operations	(122)	(396)
Proceeds from sale of stock by subsidiaries	84	7,615

Net increase/(decrease) in cash and due from banks	849	(3,662)

Cash and due from banks at beginning of period	24,799	28,461

Cash and due from banks at end of period	25,648	24,799

The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Supplemental disclosures of cash flow information (unaudited)
	12 months

in CHF m	2004	2003

Cash paid during the year for income taxes	1,662	1,176
Cash paid during the year for interest	18,905	16,730

Assets acquired and liabilities assumed in business acquisitions
Fair value of assets acquired	161	573
Fair value of liabilities assumed	(76)	(472)

Assets and liabilities sold in business divestitures
Assets sold	(1,002)	(41,600)
Liabilities sold	904	34,164

The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS | UNAUDITED

Notes to the condensed consolidated financial statements

Basis of presentation

The accompanying unaudited condensed consolidated financial statements of Credit Suisse Group (the Group) are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and are stated in Swiss francs (CHF). For a description of the Group’s significant accounting policies, see Note 1 of the consolidated US GAAP financial statements for the year ended December 31, 2003, included in Credit Suisse Group’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 28, 2004.

Certain financial information that is normally included in annual financial statements prepared in accordance with US GAAP but not required for interim reporting purposes has been condensed or omitted. Certain reclassifications have been made to the prior period’s financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated statements of financial condition and income for the interim periods presented.

These condensed consolidated financial statements should be read in conjunction with the consolidated US GAAP financial statements and notes thereto for the year ended December 31, 2003.

In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Share-based compensation

Through December 31, 2002, the Group accounted for its employee share-based compensation program under the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25). Under APB 25, no compensation expense was generally recognized for share options, as they were granted at an exercise price equal to the market price of the Group’s shares on the grant date.

Effective January 1, 2003, the Group adopted, using the prospective method, the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation (SFAS 123), as amended by SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure (SFAS 148). Under the prospective method, all new awards granted to employees on or after January 1, 2003, are accounted for at fair value. The fair value of share options is based on the Black-Scholes valuation model with compensation expense recognized in earnings over the required service period. Share options outstanding as of December 31, 2002, if not subsequently modified, continue to be accounted for under APB 25.

The table below presents net income and basic and diluted earnings per share as reported, and as if all outstanding awards were accounted for at fair value under SFAS 123.

The Group had certain obligations under share option plans outstanding, primarily related to the years 1999 and prior, which either included a cash settlement feature or were linked to performance-based vesting requirements. For those plans, variable plan accounting will continue to be applied until settlement of the awards.

Share based compensation – pro forma information
				12 months

in CHF m, except the per share amounts	4Q2004	3Q2004	4Q2003	2004	2003

Net income – as reported	959	1,351	784	5,628	770
Add: Share-based compensation expense included in reported net income, net of related tax effects	158	188	174	702	740
Deduct: Total share-based compensation expense determined under the fair value method for all awards vested during the year, net of related tax effects	(155)	(187)	(180)	(702)	(761)

Net income – pro forma	962	1,352	778	5,628	749

Net income available for common shares for basic EPS – pro forma	929	1,305	752	5,455	727

Net income available for common shares for diluted EPS – pro forma	929	1,381	752	5,744	727

Basic earnings per share – as reported	0.82	1.16	0.64	4.80	0.64
Basic earnings per share – pro forma	0.82	1.16	0.63	4.80	0.62
Diluted earnings per share – as reported	0.80	1.15	0.63	4.75	0.63
Diluted earnings per share – pro forma	0.80	1.16	0.63	4.75	0.62

New accounting pronouncements

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), Share-Based Payment (SFAS 123R). SFAS 123R is effective for interim or annual reporting periods beginning after June 15, 2005. The Group had previously adopted the recognition provisions of SFAS 123, as discussed above. Under SFAS 123R, a company that has previously adopted the recognition provisions of SFAS 123 must adopt the revised standard using the modified prospective method, and may also choose to apply the modified retrospective method to prior reporting periods. The Group has chosen to early adopt the new standard as of January 1, 2005, applying the prospective method.

The most significant implications of the adoption of SFAS 123R for the Group are as follows: (i) inclusion of forfeitures in the estimate of compensation expense determined at the grant date rather than as they occur. The Group will record a cumulative adjustment on January 1, 2005 to reverse the expense previously recognized on all outstanding unvested awards that are not expected to vest. For new grants after January 1, 2005, forfeitures will be included in the initial estimation of the compensation expense at the grant date; (ii) recognition of compensation cost for all outstanding unvested awards as of January 1, 2005 that were previously accounted for under APB 25 and for which no expense was previously recognized, based on the original grant-date fair value of each award over the remaining requisite service period of the respective award; (iii) adoption of changes to the presentation of the statement of cash flows in accordance with the revised standard.

Segment reporting

Net revenues
				12 months

in CHF m	4Q2004	3Q2004	4Q2003	2004	2003

Private Banking	1,717	1,644	1,818	7,170	6,499
Corporate & Retail Banking	803	808	826	3,348	3,293
Institutional Securities 1)	2,906	3,083	2,705	13,120	12,190
Wealth & Asset Management 2)	1,028	809	956	4,202	2,990
Life & Pensions	3,196	2,717	3,600	15,166	15,948
Non-Life	2,924	2,853	2,925	11,860	11,172
Corporate Center	(333)	(177)	18	(852)	(739)

Credit Suisse Group	12,241	11,737	12,848	54,014	51,353

1) Including CHF -13 million, CHF 48 million and CHF 128 million in 4Q2004, 3Q2004 and 12 months 2004, respectively, from minority interest revenues relating to the FIN 46R consolidation.
2) Including CHF 256 million, CHF 174 million and CHF 960 million in 4Q2004, 3Q2004 and 12 months 2004, respectively, from minority interest revenues relating to the FIN 46R consolidation.

Net income
				12 months

in CHF m	4Q2004	3Q2004	4Q2003	2004	2003

Private Banking	616	511	629	2,473	1,936
Corporate & Retail Banking	257	199	50	901	586
Institutional Securities	269	292	96	1,313	892
Wealth & Asset Management	63	30	26	530	233
Life & Pensions	152	164	(176)	522	(2,035)
Non-Life	(177)	198	55	206	(374)
Corporate Center	(221)	(43)	104	(317)	(468)

Credit Suisse Group	959	1,351	784	5,628	770

Total assets
in CHF m	31.12.04	31.12.03

Private Banking	188,697	174,934
Corporate & Retail Banking	99,469	98,468
Institutional Securities 1)	707,918	644,375
Wealth & Asset Management 2)	12,664	7,418
Life & Pensions and Non-Life	165,275	163,028
Corporate Center	(84,538)	(83,915)

Credit Suisse Group	1,089,485	1,004,308

1) Includes total assets in VIEs of CHF 8,928 million as of December 31, 2004, which were consolidated under FIN 46R.
2) Includes total assets in VIEs of CHF 2,632 million as of December 31, 2004, which were consolidated under FIN 46R.

Interest and dividend income and interest expense
				12 months

in CHF m	4Q2004	3Q2004	4Q2003	2004	2003

Interest income on loans	1,433	1,482	1,649	6,030	6,834
Interest income on investment securities	910	906	1,108	3,773	3,940
Dividend income from investment securities	28	26	25	162	198
Interest and dividend income on trading assets	2,825	2,893	2,920	12,565	10,775
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	2,018	1,843	1,270	6,737	5,252
Other	502	471	237	1,706	1,360

Total interest and dividend income	7,716	7,621	7,209	30,973	28,359

Deposits	(1,240)	(1,108)	(710)	(4,035)	(3,404)
Short-term borrowings	(64)	(53)	(129)	(244)	(339)
Interest expense on trading liabilities	(891)	(1,177)	(1,358)	(5,264)	(4,829)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(1,879)	(1,555)	(1,104)	(5,888)	(4,655)
Long-term debt	(730)	(794)	(678)	(2,974)	(2,808)
Other	(156)	(162)	(193)	(602)	(602)

Total interest expense	(4,960)	(4,849)	(4,172)	(19,007)	(16,637)

Net interest income	2,756	2,772	3,037	11,966	11,722

Trading activities

Trading-related revenues
				12 months

in CHF m	4Q2004	3Q2004	4Q2003	2004	2003

Interest rate products	(128)	56	(300)	484	353
Equity/index-related products	1,060	575	750	2,763	2,361
Foreign exchange products	486	240	461	1,384	964
Other	(18)	60	(117)	(72)	(150)

Trading revenues	1,400	931	794	4,559	3,528

Interest and dividend income on trading assets	2,825	2,893	2,920	12,565	10,775
Interest expense on trading liabilities	(891)	(1,177)	(1,358)	(5,264)	(4,829)

Trading interest income, net	1,934	1,716	1,562	7,301	5,946

Total trading-related revenues	3,334	2,647	2,356	11,860	9,474

Trading-related assets and liabilities
in CHF m	31.12.04	31.12.03

Trading assets
Debt securities	176,493	163,391
Equity securities	99,388	67,004
Positive replacement values of derivative trading positions	52,447	51,842
Other	18,141	15,541

Total trading assets	346,469	297,778

Trading liabilities
Short positions	92,401	98,424
Negative replacement values of derivative trading positions	57,729	57,907

Total trading liabilities	150,130	156,331

Commissions and fees
				12 months

in CHF m	4Q2004	3Q2004	4Q2003	2004	2003

Commissions from lending business	253	266	220	1,029	865

Investment and portfolio management fees	1,089	1,071	976	4,479	3,935
Commissions for other securities business	42	41	60	166	202

Commissions and fees from fiduciary activities	1,131	1,112	1,036	4,645	4,137
Underwriting fees	532	570	660	2,493	2,541
Brokerage fees	827	822	687	3,364	3,093

Commissions, brokerage securities underwriting and other securities activities	1,359	1,392	1,347	5,857	5,634
Fees for other customer services	546	537	665	2,046	2,281

Commissions and fees	3,289	3,307	3,268	13,577	12,917

Loans
in CHF m	31.12.04	31.12.03

Banks	1,558	1,254
Commercial	43,000	42,811
Consumer	76,010	70,932
Public authorities	3,894	3,419
Lease financings	2,696	3,481

Switzerland	127,158	121,897

Banks	7,233	7,876
Commercial	33,873	31,264
Consumer	18,248	19,741
Public authorities	679	797
Lease financings	130	144

Foreign	60,163	59,822

Loans, gross	187,321	181,719

Deferred expenses, net	116	106
Allowance for loan losses	(3,038)	(4,646)

Total loans, net	184,399	177,179

Allowance for loan losses
				12 months

in CHF m	4Q2004	3Q2004	4Q2003	2004	2003

Balance beginning of period	3,361	3,790	5,844	4,646	7,427

New provisions	138	194	776	816	1,686
Releases of provisions	(271)	(154)	(585)	(737)	(1,071)

Net additions charged to income statement	(133)	40	191	79	615

Gross write-offs	(133)	(502)	(1,328)	(1,781)	(3,333)
Recoveries	11	16	3	58	48

Net write-offs	(122)	(486)	(1,325)	(1,723)	(3,285)

Allowances acquired	(24)	0	26	(24)	26
Provisions for interest	33	24	57	92	155
Foreign currency translation impact and other adjustments, net	(77)	(7)	(147)	(32)	(292)

Balance end of period	3,038	3,361	4,646	3,038	4,646

Provision for credit losses disclosed in the income statement also includes provisions for lending-related exposure.

Impaired loans
in CHF m	31.12.04	31.12.03

With a specific allowance	3,910	6,459
Without a specific allowance	762	748

Total impaired loans, gross	4,672	7,207

Restructuring liabilities
	2004			2003

in CHF m	Personnel	Other	Total	Personnel	Other	Total

Balance January 1	65	27	92	75	51	126
Net additions charged to income statement	62	23	85	80	31	111
Write-offs/recoveries, net	(100)	(26)	(126)	(94)	(57)	(151)
Transfers, foreign exchange	0	(2)	(2)	4	2	6

Balance December 31	27	22	49	65	27	92

Accumulated other comprehensive income
			Unrealized		Minimum	Accumulated
	Gains/losses	Cumulative	gains/		pension	other com-
	cash flow	translation	(losses)		liability	prehensive
in CHF m	hedge	adjustment	on securities	1)	adjustment	income

Balance January 1, 2003	(34)	(2,302)	1,661		(581)	(1,256)
Change	36	(1,019)	(478)		4	(1,457)
Reclassification adjustments	1	235	(42)		0	194

Balance December 31, 2003	3	(3,086)	1,141		(577)	(2,519)

Balance January 1, 2004	3	(3,086)	1,141		(577)	(2,519)
Change	20	(1,062)	44		(243)	(1,241)
Reclassification adjustments	4	150	(117)		0	37

Balance December 31, 2004	27	(3,998)	1,068		(820)	(3,723)

1) Presented net of shadow adjustments and tax.

Earnings per share
						12 months

in CHF m	4Q2004		3Q2004	4Q2003		2004	2003

Income from continuing operations before extraordinary items and cumulative effect of accounting changes	964		1,339	833		5,734	1,712
Income/(loss) from discontinued operations, net of tax	(5)		12	(38)		(100)	(383)
Extraordinary items, net of tax	0		0	2		0	7
Cumulative effect of accounting changes, net of tax	0		0	(13)		(6)	(566)

Net income – as reported	959		1,351	784		5,628	770

Net income available for common shares for basic EPS 1)	926		1,304	758		5,455	748

Net income available for common shares for diluted EPS 2)	926		1,380	758		5,744	748

Weighted-average common shares outstanding for basic EPS (in m)	1,130.4		1,125.5	1,187.8		1,136.1	1,168.9
Effect of dilutive securities
Convertible securities	–	3)	40.4	–	3)	40.4	–	3)
Share options	7.4		6.6	8.9		8.0	7.6
Share awards	23.6		23.2	4.8		24.9	2.1

Adjusted weighted-average common shares for diluted EPS	1,161.4		1,195.7	1,201.5		1,209.4	1,178.6

Basic earnings per share, in CHF
Income from continuing operations before extraordinary items and cumulative effect of accounting changes	0.82		1.15	0.68		4.90	1.45
Income/(loss) from discontinued operations, net of tax	0.00		0.01	(0.03)		(0.09)	(0.33)
Extraordinary items, net of tax	0.00		0.00	0.00		0.00	0.01
Cumulative effect of accounting changes, net of tax	0.00		0.00	(0.01)		(0.01)	(0.49)

Net income available for common shares	0.82		1.16	0.64		4.80	0.64

Diluted earnings per share, in CHF
Income from continuing operations before extraordinary items and cumulative effect of accounting changes	0.80		1.14	0.67		4.83	1.43
Income/(loss) from discontinued operations, net of tax	0.00		0.01	(0.03)		(0.08)	(0.33)
Extraordinary items, net of tax	0.00		0.00	0.00		0.00	0.01
Cumulative effect of accounting changes, net of tax	0.00		0.00	(0.01)		0.00	(0.48)

Net income available for common shares	0.80		1.15	0.63		4.75	0.63

1) In accordance with EITF 03-6, the basic earnings per share calculation considers the effect of participating securities. Specifically, the allocation of undistributed income related to the mandatory convertible securities is a reduction to the net income available to common shareholders for the purposes of the calculation.
2) Under the if-converted method for calculating diluted EPS, the interest on the mandatory convertible securities is included, when the effect is dilutive.
3) For 4Q2004, 4Q2003 and 12 months 2003 the computation of the diluted earnings per share excludes the effect of the potential exchange of convertible securities as the effect would be anti-dilutive.

Pension and post-retirement benefits
				12 months

in CHF m	4Q2004	3Q2004	4Q2003	2004	2003

Service costs on benefit obligation	76	102	177	403	492
Interest costs on benefit obligation	174	180	182	715	689
Expected return on plan assets	(233)	(235)	(180)	(939)	(897)
Amortization of
Unrecognized transition obligation/(asset)	(1)	(2)	18	(5)	69
Prior service cost	11	10	11	39	40
Unrecognized (gains)/losses	11	10	7	42	34

Net pension and post-retirement benefit costs	38	65	215	255	427

Settlement (gains)/losses	3	(2)	0	3	4
Curtailment (gains)/losses	(1)	0	0	5	0
Termination losses	6	5	8	18	49

Total pension costs	46	68	223	281	480

Credit Suisse Group previously disclosed in its financial statements for the year ended December 31, 2003, that it expected to contribute CHF 807 million to the pension plans in 2004. As of December 31, 2004, CHF 953 million of contributions have been made. Credit Suisse Group presently anticipates contributing CHF 618 million to fund its pension plan in 2005.

Derivative instruments
	Trading			Hedging

		Positive	Negative		Positive	Negative
	Notional	replacement	replacement	Notional	replacement	replacement
As of December 31, 2004, in CHF bn	amount	value	value	amount	value	value

Interest rate products	13,471.8	172.0	170.2	62.2	2.4	0.6
Foreign exchange products	1,763.5	49.1	49.9	28.6	3.5	1.1
Precious metals products	15.0	0.9	2.4	0.0	0.0	0.0
Equity/index-related products	524.4	14.5	17.7	0.0	0.0	0.0
Other products	536.0	5.7	7.4	0.0	0.0	0.0

Total derivative instruments	16,310.7	242.2	247.6	90.8	5.9	1.7

	31.12.04		31.12.03

	Positive	Negative	Positive	Negative
	replacement	replacement	replacement	replacement
in CHF bn	value	value	value	value

Replacement values (trading and hedging) before netting	248.1	249.3	226.7	229.2

Replacement values (trading and hedging) after netting	58.3	59.5	56.6	59.1

Currency translation rates
	Average rate year-to-date			Closing rate

in CHF	4Q2004	3Q2004	4Q2003	31.12.04	30.09.04	31.12.03

1 USD	1.24	1.26	1.35	1.1320	1.2595	1.2357
1 EUR	1.54	1.55	1.52	1.5439	1.5533	1.5590
1 GBP	2.28	2.30	2.20	2.1834	2.2680	2.2023
100 JPY	1.15	1.16	1.16	1.1023	1.1377	1.1556

Guarantees and commitments Guarantees The following tables set forth details of contingent liabilities associated with guarantees:

As of December 31, 2004, in CHF m	Total gross amount	Total net amount	1)	Carrying value	Collateral received

Credit guarantees and similar instruments	10,425	8,907		12	3,992
Performance guarantees and similar instruments	6,386	5,694		112	3,552
Securities lending indemnifications	24,808	24,808		0	24,808
Derivatives	247,454	247,454		2,482	186
Other guarantees 2)	3,112	3,112		25	1,348

Total guarantees	292,185	289,975		2,631	33,886

As of December 31, 2003, in CHF m	Total gross amount	Total net amount	1)	Collateral received

Credit guarantees and similar instruments	10,147	8,194		4,504
Performance guarantees and similar instruments	5,540	4,841		2,156
Securities lending indemnifications	21,888	21,888		21,888
Derivatives	216,738	216,738		228
Other guarantees 2)	2,701	2,701		1,056

Total guarantees	257,014	254,362		29,832

1) Total net amount relates to gross amount less any participations.
2) Contingent considerations in business combinations, loans sold with recourse, residual value guarantees and other indemnifications.

Guarantees provided by the Group are broadly classified as follows: Credit guarantees and similar instruments, Performance guarantees and similar instruments, Securities lending indemnifications, Derivatives and Other guarantees. Readers are referred to Note 38 “Financial instruments with off-balance sheet risk” on page F-83 of Credit Suisse Group’s Annual Report 2003 on Form 20-F for a further description of Guarantees.

In accordance with the terms of the Sale and Purchase Agreement (SPA) between XL Insurance (Bermuda) Limited (XL or the purchaser) and Winterthur Swiss Insurance (Winterthur) for Winterthur International, Winterthur is required to participate with the purchaser in a review for any adverse development of loss and unearned premium reserves during a three-year post-completion seasoning period, which expired on June 30, 2004. This seasoning process will result in a balancing payment being due to the purchaser.

The provision recorded by Winterthur at December 31, 2004 for this sale-related contingency, net of pre-payments to and risks retained by XL amounted to CHF 623 million (USD 550 million). The provision, which reflects the adverse development of CHF 737 million (USD 651 million) included in Winterthur’s submitted Seasoned Net Reserves Amount (SNRA), is based on an extensive analysis of data recently provided by XL. Winterthur utilized leading third-party claims, actuarial and legal specialists to assist in estimating the reserves required for this liability. On the basis of facts known, Credit Suisse Group believes that the currently recorded provision is adequate to cover the contingencies related to this transaction.

The amount payable to XL for the SNRA is ultimately subject to an assessment by the Independent Actuary designated in the SPA, who will determine which of the estimates submitted by the two parties is closest to the amount which the Independent Actuary believes to be the correct amount, and that estimate will be conclusively deemed to be the relevant SNRA. This process is ongoing and, consequently, the ultimate resolution of this matter could result in a further significant increase in the required provision for the Winterthur International sale-related contingencies. Winterthur and XL submitted in February 2005 their respective determinations of the SNRA to the Independent Actuary. The current difference between the two positions under review by the Independent Actuary is CHF 1’029 million (USD 909 million).

In addition to the SPA, Winterthur has several other agreements, including retrocession agreements with XL, which could result in payments to XL. Furthermore, XL submitted in the fourth quarter of 2004 the first details of its claims relating to alleged breach of warranties in connection with the 2001 sale. With the assistance of outside counsel, Winterthur has evaluated these claims and on the basis of facts known, believes that the currently recorded provisions are adequate to cover the contingencies related to this litigation and any other agreements with XL.

The Group provides indemnifications to certain counterparties in connection with its normal operating activities. The Group has determined that it is not possible to estimate the maximum amount it could be obligated to pay. As a normal part of issuing its own securities, the Group typically agrees to reimburse holders for additional tax withholding charges or assessments resulting from changes in applicable tax laws or the interpretation of those laws. Securities that include these agreements to pay additional amounts generally also include a related redemption or call provision if the obligation to pay the additional amounts results from a change in law or its interpretation and the obligation cannot be avoided by the issuer taking reasonable steps to avoid the payment of additional amounts. Since such potential obligations are dependent on future changes in tax laws, the related liabilities the Group may incur as a result of such changes cannot be reasonably estimated. In light of the related call provisions typically included, the Group does not expect any potential liabilities in respect of tax gross-ups to be material.

The Group is a member of numerous securities exchanges and clearing houses, and may, as a result of its membership arrangements, be required to perform if another member defaults. The Group has determined that it is not possible to estimate the maximum amount of these obligations and believes that any potential requirement to make payments under these arrangements is remote.

Other commitments

The following tables set forth details of contingent liabilities associated with other commitments:

As of December 31, 2004, in CHF m	Total gross amount	Total net amount	1)	Collateral received

Irrevocable commitments under documentary credits	4,390	4,076		1,577
Loan commitments	149,607	149,607		83,209
Forward reverse repurchase agreements	15,326	15,326		15,326
Other	2,625	2,625		567

Total other commitments	171,948	171,634		100,679

As of December 31, 2003, in CHF m	Total gross amount	Total net amount	Collateral received

Irrevocable commitments under documentary credits	3,481	3,212	599
Loan commitments	145,930	145,930	84,821
Forward reverse repurchase agreements	12,537	12,537	12,537
Other	2,284	2,283	396

Total other commitments	164,232	163,962	98,353

Other commitments of the Group are broadly classified as follows: Irrevocable commitments under documentary credits, Loan commitments, Forward reverse repurchase agreements and Other. Readers are referred to Note 38 “Financial instruments with off-balance sheet risk” on page F-85 of Credit Suisse Group’s Annual Report 2003 on Form 20-F for a further description of Other off-balance sheet commitments.

Variable interest entities

FIN 46R “Consolidation of Variable Interest Entities – An Interpretation of ARB No. 51”, requires the Group to consolidate all variable interest entities (VIEs) for which it is the primary beneficiary, defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. The Group consolidates all VIEs for which it is the primary beneficiary.

As a normal part of its business, the Group engages in transactions with entities that are considered VIEs. These transactions include selling or purchasing assets, acting as a counterparty in derivatives transactions and providing liquidity, credit or other support. Transactions with VIEs are generally executed to facilitate securitization activities or to meet specific client needs, such as providing liquidity or investment opportunities, and as part of these activities, the Group may retain interests in VIEs.

The Group’s involvement with VIEs may be broadly grouped into three primary categories: Collateralized debt obligations (CDOs), Commercial paper conduits and Financial intermediation. Readers are referred to Note 2 “Recently issued accounting standards” on page F-18 and Note 40 “Variable interest entities” on page F-88 of Credit Suisse Group’s Annual Report 2003 on Form 20-F for a further description of the Group’s policy on consolidation of VIEs and a description of the nature of the Group’s involvement with these entities.

In the fourth quarter of 2004, the Group recorded revenue of CHF 238 million as a result of the consolidation of VIEs under FIN 46R. Net income was unaffected as offsetting minority interests were recorded in the condensed consolidated statements of income.

The following table summarizes the estimated total assets by category related to non-consolidated VIEs:

in CHF m	31.12.04

Collateralized debt obligations	57,517
Commercial paper conduits	4,456
Financial intermediation	67,326

Total	129,299

The following table summarizes the total assets, by category, related to VIEs consolidated as a result of the Group being the primary beneficiary:

in CHF m	31.12.04

Collateralized debt obligations	1,398
Commercial paper conduits	3
Financial intermediation	11,119

Total assets consolidated pursuant to FIN 46R	12,520

Excludes assets and liabilities within VIEs that are wholly-owned within the Group and for which no external interests exist.

Collateralized debt obligations

As part of its structured finance business, the Group purchases loans and other debt obligations from and on behalf of clients for the purpose of securitization.

The Group has consolidated all CDO VIEs for which it is the primary beneficiary resulting in the inclusion by the Group of approximately CHF 1.4 billion of assets and liabilities of these VIEs. The beneficial interests issued by these VIEs are payable solely from the cash flows of the related collateral, and the creditors of these VIEs do not have recourse to the Group in the event of default.

The Group also retains certain debt and equity interests in open CDO VIEs that are not consolidated because the Group is not the primary beneficiary. The Group’s exposure in these CDO transactions typically consists of the interests retained in connection with its underwriting or market-making activities. The Group’s maximum loss exposure is equal to the carrying value of these retained interests, which are reported as trading assets and carried at fair value and totaled CHF 2.3 billion as of December 31, 2004.

Commercial paper conduits

During 2004, the Group acted as the administrator and provider of liquidity and credit enhancement facilities for several commercial paper conduit vehicles (CP conduits). The Group does not sell assets to the CP conduits and does not have any ownership interest in the CP conduits.

The Group’s commitments to CP conduits consist of obligations under liquidity and credit enhancement agreements.

As of December 31, 2004, the Group’s maximum loss exposure to non-consolidated CP conduits was CHF 9.6 billion, which consisted of CHF 4.5 billion of funded assets and the CP conduits’ commitments to purchase CHF 5.1 billion of additional assets.

The Group believes that the likelihood of incurring a loss equal to this maximum exposure is remote because the assets held by the CP conduits, after giving effect to related asset-specific credit enhancements primarily provided by the clients, must be classified as investment grade when acquired by the CP conduits.

Financial intermediation

The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. The investors typically retain the risk of loss on such transactions but the Group may provide principal protection on the securities to limit the investors’ exposure to downside risk.

As a financial intermediary, the Group may administer or sponsor the VIE, transfer assets to the VIE, provide collateralized financing, act as a derivatives counterparty, advise on the transaction, act as investment advisor or investment manager, act as underwriter or placement agent or provide credit enhancement, liquidity or other support to the VIE. The Group also owns securities issued by the VIEs structured to provide clients with investment opportunities, for market-making purposes and as investments. The Group’s maximum loss exposure to VIEs related to financial intermediation activities is estimated to be CHF 22.6 billion as of December 31, 2004, which represents the notional amount of any guarantees and the fair value of all other interests held by Credit Suisse First Boston (CHF 18.6 billion), Credit Suisse (CHF 3.9 billion) and Winterthur (CHF 146 million). Commencing from the fourth quarter of 2004, the methodology for calculating maximum exposure to loss has been harmonized across the Group, which is reflected in the significant reduction compared to the third quarter of 2004. This impacted mainly the reported balances with respect to Credit Suisse First Boston, which previously reported the maximum exposure to loss as being equal to the total assets of the VIEs in which it was involved, however, as disclosed in previous quarters, the fair value of the contracts was considered to be more representative of the actual maximum risk of loss. Further, the Group considers the likelihood of incurring a loss equal to the maximum exposure to be remote because of the Group’s risk mitigation efforts, including hedging strategies and the risk of loss that is retained by investors.

INFORMATION FOR INVESTORS

Ticker Symbols / Stock exchange listings
	Bloomberg	Reuters	Telekurs

SWX Swiss Exchange/virt-x	CSGN VX	CSGN.VX	CSGN,380
New York Stock Exchange (ADS) 1)	CSR US	CSR.N	CSR,065

	CSG share	ADS

Swiss security number	1213853	570660
ISIN number	CH0012138530	US2254011081
CUSIP number		225 401 108

1) 1 ADS represents 1 registered share.

Share data
	31.12.04	30.09.04	31.12.03

Shares issued	1,213,906,217	1,211,270,326	1,195,005,914
Treasury shares	(103,086,736)	(101,878,058)	(64,642,966)

Shares outstanding	1,110,819,481	1,109,392,268	1,130,362,948

Share price
				12 months

in CHF	4Q2004	3Q2004	4Q2003	2004	2003

High (closing price)	48.15	43.99	48.70	48.93	48.70
Low (closing price)	39.65	37.35	42.10	37.35	20.70

Ratings
Standard
	Moody's	& Poor's	Fitch Ratings

Credit Suisse Group
Short term	–	A-1	F1+
Long term	Aa3	A	AA-
Outlook	Stable	Stable	Stable

Credit Suisse
Short term	P-1	A-1	F1+
Long term	Aa3	A+	AA-
Outlook	Stable	Stable	Stable

Credit Suisse First Boston
Short term	P-1	A-1	F1+
Long term	Aa3	A+	AA-
Outlook	Stable	Stable	Stable

Winterthur
Insurer financial strength	A1	A-	A+
Outlook	Negative	Stable	Rating Watch Negative

Financial calendar
Annual General Meeting	Friday, April 29, 2005

First quarter results 2005	Wednesday, May 4, 2005

Second quarter results 2005	Wednesday, August 3, 2005

Enquiries
Credit Suisse Group
Investor Relations
Marc Buchheister, Manuela Luzio
Tel. +41 1 333 3169/+41 1 332 6098
Fax +41 1 333 2587

Credit Suisse Group
Media Relations
Charles Naylor, Andres Luther
Tel. +41 1 333 8844
Fax +41 1 333 8877

In this year’s corporate reports we have chosen to feature a number of individuals whose achievements reflect particular values of Credit Suisse Group. This report features Peter Lawrence, an award-winning architect. Key to his success is his relentless emphasis on understanding client’s needs in order to develop truly individual solutions.

Credit Suisse Group
Paradeplatz 8
P.O. Box 1
8070 Zurich
Switzerland
Tel. + 4 1 1 212 1616
Fax + 4 1 1 333 2587
www.credit-suisse.com

5520154

English

QUARTERLY RESULTS 2004    Q4

DISCLAIMER

Cautionary statement regarding forward-looking information

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Forward-looking statements involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements.

A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in
"Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 filed with the US Securities and Exchange
Commission, and in other public filings and press releases.

We do not intend to update these forward-looking statements except as may be required by applicable laws.

GOOD FULL-YEAR RESULTS

Net income                                                                                                                    5,628                       959

Basic earnings per share (in CHF)                            4.80                      0.82

Return on equity                                     15.9%                  10.6%

BIS Tier 1 ratio (31.12.04)                    12.3%

in CHF m

4Q04

2004

Fourth quarter results include increase in provision of CHF 242 m related to the 2001 sale of Winterthur International, loss on disposal of a minority holding of CHF 148 m and severance payments at CSFB of
CHF 112 m (all after tax)

Strong momentum in capital generation

Dividend proposed of CHF 1.50 per share

Ask Annual General Meeting for permission to repurchase shares for up to CHF 6 bn over two years

HIGHLIGHTS 2004

Private Banking reported strong net income due to asset-driven revenue generation and efficiency improvements

Corporate & Retail Banking achieved a very good result, driven by increased commission and fee income, efficiency improvements and a low level of credit provisions

Institutional Securities demonstrated an improvement over 2003 driven by higher trading results, gains on investments, lower provisions for credit losses and lower income tax expense

Wealth & Asset Management result reflects significant levels of private equity investment-related gains

Improved underwriting results at Life & Pensions and Non-Life – due to cost containment and efficiency improvements – and stable investment income with lower levels of realized losses

STRATEGIC PLAN UPDATE

Full integration of banking activities to create three distinct lines of business: Private Client Services, Corporate & Investment Banking,
Asset Management

Implementation over 18 months to 2 years

As a first step, focus currently on legal entity merger of the two Swiss banks, Credit Suisse and Credit Suisse First Boston

Legal status of US, UK and other local broker dealers remains unaffected

No significant impact on client facing activities

Execution of merger of the two legal bank entities in Switzerland scheduled for second quarter 2005, as an important facilitator to implement the ‘one bank’ structure

FINANCIAL REVIEW 2004    Q4

PERFORMANCE VERSUS GOALS

Medium-
Term
Goals

Consolidated              Return on equity                                                                         16%    15 % to 20%

                                                  Tier 1 target                                                                                    12.3%              > 10%

Private Banking    Gross margin                                                                                         134 bp              130 bp

                                                  Cost/income ratio                                                                                58%              < 55%

                                                  Net new assets growth                                                         5.2%               > 5%

Corporate &                 Revenue growth                                                                               2%               > 5%

Retail Banking      Cost/income ratio                                                                      61%             < 60%

                                                  Return on allocated capital                                                18%             > 15%

2004

Business Unit          Pre-tax margin 1)                                                                          15%             > 20%

                                                  Return on allocated capital                                               16%             > 20%

Business Unit         IFS Rating                                                                       A1 / A- / A+               Single A

                                                  Return on equity                                                                                 9%             > 12%

Non-Life                           Combined ratio                                                                          99.7%             < 98%

Life & Pensions     Expense ratio                                                                                 9.1%               < 8%

all goals on full-year basis

1)  Excluding minority interest results relating to the FIN 46R consolidation

2) For Moody’s, Standard & Poor’s and Fitch Ratings

Credit Suisse
First Boston

Credit Suisse

Winterthur

Credit Suisse
Group

2)

PRIVATE BANKING
STRONG ANNUAL RESULT

Net income

in CHF m

2003

2004

2Q04

3Q04

4Q04

4Q03

1Q04

665

616

629

681

511

1,936

2,473

+28%

+21%

PRIVATE BANKING
CONTINUED EFFICIENCY IMPROVEMENTS

Net revenues

Operating expenses

Revenues & expenses

in CHF m

7,170

6,499

2003

2004

4,143

4,005

+10%

+3%

1,644

1,818

994

1,082

+0%

4Q03

3Q04

4Q04

1,717

993

Cost/income ratio

61.6%

57.8%

57.8%

+4%

60.5%

59.5%

PRIVATE BANKING
GROSS MARGIN AT TARGET LEVEL

Key drivers in 4Q04

Gross margin

in bp

Asset-driven

Transaction-driven

Other

142

146

139

Higher brokerage

Increased client trading
in foreign exchange

1Q04

4Q03

2Q04

3Q04

4Q04

10

7

20

81

82

75

48

57

47

122

81

37

4

128

84

5

39

Increased revenues from
interest business

Higher portfolio and other
management fees

2003

2004

133

11

77

45

134

7

82

45

   Assets under management

Net new assets

in CHF bn

17.9

10.8

7.9

537

541

511

539

1Q04

2Q04

3Q04

4Q04

1Q04

4Q03

2Q04

3Q04

4Q04

in CHF bn

26.4

544

3.9

PRIVATE BANKING
NET NEW ASSET GROWTH ABOVE MEDIUM-TERM
TARGET

Annual growth rate:

3.8% in 2003

5.2% in 2004

3.8

2003

2004

+47%

+5%

CORPORATE & RETAIL BANKING
VERY GOOD ANNUAL RESULT

Net income

in CHF m

2003

2004

2Q04

3Q04

4Q04

4Q03

1Q04

256

257

50

189

199

586

901

+54%

+29%

CORPORATE & RETAIL BANKING
SOLID UNDERLYING REVENUES

Net revenues

Operating expenses

Revenues & expenses

in CHF m

3,348

2003

2004

2,051

+2%

-5%

808

826

527

552

-9%

4Q03

3Q04

4Q04

803

477

-1%

Cost/income ratio

65.4%

61.3%

59.4%

Changes in fair value of interest rate derivatives used for
risk management purposes that do not qualify for hedge accounting:

+223

+72

+53

+6

(40)

3,293

2,152

65.2%

66.8%

INSTITUTIONAL SECURITIES
ANNUAL RESULT DRIVEN BY HIGHER REVENUES,
LOWER CREDIT PROVISIONS AND LOWER TAXES

Net income

in CHF m

2003

2004

2Q04

3Q04

4Q04

4Q03

1Q04

129 1)

269

96

623

292 1)

892

1,313 1)

+47%

-8%

1)  Including the release of tax contingency accruals of CHF 27 m and CHF 126 m in 2Q04 and 3Q04, respectively

INSTITUTIONAL SECURITIES
CONTINUED STRONG FIXED INCOME TRADING

1Q04

4Q03

2Q04

3Q04

4Q04

884

1,869

1,012

1,348

1,278

-5%

+45%

Fixed income trading revenues

in CHF m

2003

2004

5,110

5,507

+8%

INSTITUTIONAL SECURITIES
IMPROVED EQUITY TRADING

1Q04

4Q03

2Q04

3Q04

4Q04

659

1,105

843

696

828

+26%

+19%

Equity trading revenues

in CHF m

2003

2004

3,203

3,472

+8%

1Q04

4Q03

2Q04

3Q04

4Q04

839

840

902

868

INSTITUTIONAL SECURITIES
MIXED INVESTMENT BANKING RESULTS

Debt underwriting

Equity underwriting

Advisory

in CHF m

Investment Banking revenues

718

-29%

-32%

+75%

-17%

3,465

3,328

2004

2003

-18%

+7%

-5%

INSTITUTIONAL SECURITIES
CONTROLLED EXPENSES AND PRE-TAX MARGIN
IMPROVEMENT

Total operating expenses

in CHF bn

1Q04

4Q03

2Q04

3Q04

4Q04

1)  Excluding minority interest results relating to the FIN 46R consolidation

2.6

Pre-tax margin 1)

in %

10.9

4.6

7.7

1Q04

4Q03

2Q04

3Q04

4Q04

22.2

13.7

Compensation and benefits

Other operating expenses

2.8

2.9

3.1

2.5

-7%

-4%

WEALTH & ASSET MANAGEMENT
HIGHER REVENUES AND LOWER COSTS DRIVE
ANNUAL RESULT IMPROVEMENT

Net income

in CHF m

2003

2004

2Q04

3Q04

4Q04

4Q03

1Q04

301

63

26 1)

136

30

233 1)

530

1)  Including a charge of CHF 270 m for the impairment of acquired intangible assets

WEALTH & ASSET MANAGEMENT
STRONG REVENUE GROWTH IN ACD AND HIGHER
ASSET MANAGEMENT FEES

956

in CHF m

Revenues by division 1)

1Q04

4Q03

2Q04

3Q04

4Q04

772

+17%

+22%

798

1,037

635

+88%

+16%

1)  Excluding minority interest revenues relating to the FIN 46R consolidation

Alternative Capital
Division (ACD)

Private Client Services

Credit Suisse
Asset Management

Investment related
gains & Other

2004

2003

2,990

3,242

+4%

+15%

-10%

+30%

WEALTH & ASSET MANAGEMENT
NET NEW ASSETS FLAT FOR THE QUARTER

    Assets under management 1)

Net new assets 1)

in CHF bn

1Q04

4Q03

2Q04

3Q04

4Q04

1Q04

4Q03

2Q04

3Q04

4Q04

in CHF bn

Private Client
Services

Credit Suisse
Asset Management

Alternative
Capital Division

(0.5)

489

495

475

1.2

0.6

2.7

488

482

(0.2)

1)  Includes assets managed on behalf of other entities within Credit Suisse Group

LIFE & PENSIONS
SOLID UNDERLYING EARNINGS POWER

Net income

in CHF m

2003

2004

2Q04

3Q04

4Q04

4Q03

1Q04

67

152

(176)

139

164 1)

(2,035)

522 1)

-7%

1)  Including an increase in the amount of CHF 72 m in the valuation of deferred tax assets on net operating losses created in prior years

LIFE & PENSIONS
STRONG GROWTH IN UNIT-LINKED BUSINESS
AND CONTINUED COST REDUCTION

in CHF m

Total business volume

Underwriting, acquisition and
administration expenses

16,777

1,533

1,784

Underwriting and
acquisition
expenses

Administration
expenses

Policyholder
deposits

Gross
premiums
written

2003

2004

2003

2004

in CHF m

-14%

-5%

-27%

16,572

+28%

-10%

LIFE & PENSIONS
HIGHER INVESTMENT INCOME DRIVEN BY
LOWER REALIZED LOSSES

0.7%

4.8%

3.9%

3.8%

1.0%

4.6%

Realized gains / (losses)

Net current income

Net investment return

2003

2004

2003

2004

Realized gains / (losses)

in CHF bn

(1.37)

2.29

(1.79)

2.50

Realized losses

Realized gains

NON-LIFE
STRONG IMPROVEMENT IN UNDERLYING
PERFORMANCE

Net income

in CHF m

2003

2004

2Q04

3Q04

4Q04

4Q03

1Q04

82

(177) 2)

55

103

198 1)

(374)

206 1) 2)

1)  Including an increase in the amount of CHF 59 m in the valuation of deferred tax assets on net operating losses created in prior years

2)  Including a charge of CHF 242 m after tax related to the increase of the provision for contingencies relating to the sale of
Winterthur International

NON-LIFE
IMPROVED UNDERWRITING RESULT AND TARIFF-
DRIVEN GROWTH

2,668

2,728

Underwriting
and
acquisition

expenses

Administration

expenses

Underwriting, acquisition and
administration expenses

in CHF m

Combined ratio

Expense ratio

Claims ratio

in %

101.4

99.7

26.5

25.1

74.9

74.6

2003

2004

2003

2004

in CHF m

Net premiums earned

10,304

10,639

2003

2004

-1.7ppts

-1%

-4%

+3%

-2%

NON-LIFE
HIGHER INVESTMENT INCOME DRIVEN BY
LOWER REALIZED LOSSES

2003

2004

(0.33)

0.56

(0.49)

0.60

Realized losses

Realized gains

Realized gains / (losses)

in CHF bn

Net investment return

0.5%

4.5%

3.6%

3.5%

1.0%

4.1%

2003

2004

Realized gains / (losses)

Net current income

CAPITAL RATIOS REMAIN AT A HIGH LEVEL

202.6

in %

BIS tier 1 ratio 1)

1Q04

4Q03

2Q04

3Q04

4Q04

     Risk-weighted assets 1)

in CHF bn

Credit Suisse
Group
12.3%

1Q04

4Q03

2Q04

3Q04

4Q04

Credit Suisse
First Boston
12.1%

Credit Suisse
8.9%

201.2

190.8

1)   All calculations through December 31, 2003,
are on the basis of Swiss GAAP

203.6

199.2

Credit Suisse

Credit Suisse
First Boston

Other

SHARE REPURCHASE PROGRAM AND
DIVIDEND PROPOSAL

Ask Annual General Meeting for permission to repurchase shares up to CHF 6 bn over two years

Tier 1 target > 10% (including Basel II) in line with our performance goals communicated in December 2004

Program to commence after the Annual General Meeting 2005 and to run for a maximum of two years

Registered shares bought back via second trading line will be cancelled

Return to competitive dividend policy with dividend of CHF 1.50 proposed for 2004

OUTLOOK

Strategic plan announced in December 2004 to enable us to remain competitive in the face of a mixed market environment that is expected to continue in 2005

Intention to become a fully integrated bank will allow the Group to continue to compete effectively by seizing growth opportunities and capturing revenue and cost synergies

First step to integration is the merger of the of the two legal bank entities in Switzerland, scheduled for the second quarter 2005

Integration will enable us to better serve clients across multiple business lines and will facilitate the more efficient allocation of the
Group’s capital

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP
(Registrant)

By:	/s/ David Frick
(Signature)*
Head of Group Legal & Compliance

/s/ Charles Naylor
Head of Group Communications

Dated: February 17, 2005

*Print the name and title of the signing officer under his signature.